6/12



03022968

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME BioMS Medical Corp.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED JUN 30 2003 THOMSON FINANCIAL

FILE NO. 82- 34689 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL (OTHER)*	☐
DEF 14A	*(PROXY)*	☐		

OICF/BY: dlw

DATE : 6/23/03

BioMS Medical Corp.

Exemption # 82-34689
Rule 12g3-2(b)
Securities Exchange Act of 1934
BioMS Medical Corp.

SEC MAIL PROCESSING
RECEIVED
JUN 11 2003
WASH, D.C. 155 SECTION

ARLS
12-31-02

03 JUN 12 AM 7:21


2002 annual report

The whole picture...

...coming together

BIOMS

MED

2002 annual report



MS is considered
an autoimmune
disease and
affects over
2 million people
worldwide

The market for MS drugs
is now $2.5 billion US and
expected to pass the
$4 billion US
mark by 2006

MBP8298, licensed
to BioMS from the
University of Alberta,
could greatly improve
the quality of life for
countless
MS patients


of contents

2002...

...the pieces are coming together



chairman's message



Dear Shareholders,

During 2002, BioMS Medical continued to make significant progress advancing MBP8298, our lead drug for the treatment of Chronic Progressive Multiple Sclerosis (CPMS), towards commercialization. Our mission is to deliver an effective and safe treatment for CPMS to more than a million patients worldwide. In support of this vision, we spent the past year focused on assembling the necessary components that will position the Company to commence late-stage trials for our lead MS product.

We've made it our mission to ensure that this treatment is certified safe and effective and made available to MS patients as soon as possible.

MS is a chronic, disabling illness affecting more than 2 million people worldwide, with half of this population suffering from the chronic progressive form of the disease. MS is one of the most common diseases of the central nervous system in young adults. It is thought to be an autoimmune disease, where the body's own defence system attacks the nerve fibres of the brain, optic nerves, and spinal cord until nerve impulses to and from the brain are distorted or interrupted. Our hope is that with MBP8298, more people with CPMS will be able to live full, productive lives.

This is our second year reporting as a public company, and over this period, BioMS has developed into a world-class company. BioMS recently graduated to the Toronto Stock Exchange (TSX) and is gaining recognition as one of Canada's largest biotechnology companies. Our management group, selected from various backgrounds for their expertise, has emerged as a focused drug development team; and to leverage this growing in-house expertise, we have created an Emerging Technologies Division, to oversee the development of newly acquired technologies. Most importantly, we are closer than ever before to achieving regulatory approval for our lead MS therapeutic.

On behalf of the board members and officers of BioMS, I would like to thank our shareholders for sharing in our ongoing commitment to provide an effective treatment for MS patients worldwide.

Clifford D. Giese
Chairman

president's report

I am pleased to once again report on the progress of BioMS Medical as we complete our second year as a public company. Our mission is to provide an effective treatment for Chronic Progressive Multiple Sclerosis (CPMS). During the year, some of the final pieces were put in place towards accomplishing this goal. Our efforts to build a strong, well-capitalized company with drug development expertise and solid commercial potential have been successful, and we are now poised to enter our lead MS therapeutic, MBP8298, into late-stage clinical trials.

The market for an effective treatment for CPMS is enormous, yet completely underserved. MS affects more than two million people worldwide, with 50% of this population suffering from CPMS. More than US $2.3 billion is spent annually on therapeutics for MS, growing to $4 billion by 2006, yet few of these therapeutics are effective or approved for the treatment of CPMS, leaving half of the MS population without many options.

The market for an effective treatment for CPMS is enormous, yet completely underserved.

Our therapeutic candidate, MBP8298, was discovered by Dr. Ken Warren and Ingrid Catz at the University of Alberta, and is based on their 26 years of research into MS. MBP8298 was first tested in CPMS patients in 1992, and since then has completed Phase I and Phase II clinical trials. With several hundred years of patient experience, MBP8298 technology has been shown to be safe and well tolerated.

Ensuring regulatory approval requires a cautious, well-planned strategy. It is for this reason alone that we have taken our time to consult, consider and select the appropriate next steps in MBP8298's clinical trial path. As a result of these efforts, we are targeting to conduct a pivotal human clinical trial and intend to begin enrolment for this trial in 2003.

As we continue to develop MBP8298, further establishing its safety and efficacy, we anticipate the investment community in Canada and beyond will increasingly recognize the value of this therapeutic.

During 2002, we also undertook to leverage the core management expertise we originally assembled to develop our MS therapy in order to broaden our therapeutic portfolio. In September, we created a new Emerging Technologies Division, headed by Mr. Richard Brown, Vice-President, to oversee the development of newly acquired technologies. This division will be responsible for



the licensing and development of additional novel technologies from the Canadian research community.

Our first addition to our pipeline through this initiative is HYC750, a new platform technology from the University of Alberta that involves a method for mobilizing hematopoetic cells in humans. HYC750 has a multitude of potential uses, such as a means to reduce the length and severity of side effects arising from other treatments for cancer. We estimate the market potential for effective products in this area to be in excess of $10 billion annually, with current products accounting for sales over $2 billion.

We plan to conduct a phase I human clinical trial to evaluate the safety and potential efficacy of HYC750 for the treatment of cancer therapy related side effects. It is anticipated that regulatory filings for approval of the trial will be made in 2003.

The year ahead will be an important and exciting one at BioMS as we begin to put the final pieces of our strategic plan in place.

Looking forward to 2003, we are excited about the potential of our new technology and determined to see our lead therapy realize its full potential. We remain well financed to achieve our current milestones, with more than $22 million of working capital in reserve, including $2.6 million received from the exercise of share purchase warrants in 2002. The year ahead will be an important and exciting one at BioMS as we begin to put the final pieces of our strategic plan in place.

Kevin A. Giese
President and Chief Executive Officer

the whole picture...

There are few effective drugs approved for over one million Chronic Progressive MS patients, 50% of the MS population

MBP8298 technology has been tested in MS patients for over 10 years

MBP8298 has successfully completed phase I and II human clinical trials

The market opportunity for MBP8298 is estimated to be more than US $4 billion

BioMS licenses the worldwide rights to MBP8298 from the University of Alberta

...coming together

BioMS has raised more than **$40 million** to date to support the development of MBP8298

MBP8298 is **patent protected** in 24 countries including the United States and Canada

BioMS has assembled a world-class **regulatory team**

recent progress

BioMS graduated to the Toronto Stock Exchange (TSX), listing under the symbol "MS"

BioMS licensed HYC750, a method for mobilization of hematopoetic cells, from the University of Alberta

The Company created a new Emerging Technologies Division to oversee the development of newly acquired technologies

The market opportunity for HYC750 is estimated to be more than US $10 billion

2003 targeted milestones

Commence a pivotal trial for MBP8298 in Canada

Conduct a phase I human clinical trial to evaluate the safety and potential efficacy of HYC750

Make regulatory submissions for MBP8298 and HYC750

Enrol MS patients across Canada in MBP8298 pivotal trial

management's discussion and analysis of financial condition and results of operations

Year End December 31, 2002

The following Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the audited consolidated financial statements and accompanying notes, which are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). Unless otherwise indicated, all amounts shown are in Canadian dollars.

Overview

BioMS Medical Corp. ("BioMS" or the "Company") has licensed a synthetic peptide technology, MBP8298, for the treatment of multiple sclerosis on a worldwide basis. To date, MBP8298 has undergone Phase I and II human clinical trials. As of September 2002, the Company has also licensed a new platform technology, HYC750, involving a method for mobilizing hematopoetic cells in humans for use in the treatment of cancer therapy related side effects and other diseases. The technology has undergone certain pre-clinical testing, as well as preliminary human clinical trials. The Company has created a new Emerging Technologies Division to oversee the development of this and future related technologies. To fund its operations, the Company relies upon proceeds of public and private offerings of equity securities and interest income.

Shares of the Company commenced trading on the Toronto Stock Exchange (TSX) on September 4, 2002.

Discussion of Operations and Financial Condition

The consolidated net loss for the twelve months ended December 31, 2003 was $7.8 million or $0.19 per share compared with a consolidated net loss of $4.8 million or $0.24 per share for the previous year. The increased loss in 2002 resulted primarily from increased investment in research and development related to MBP8298 and HYC750.

Revenue

The Company reported interest revenue of $542,593 for the twelve month period ended December 31, 2002, as compared to $457,954 for the previous year. The Company expects that interest revenue will continue to fluctuate in relation to prevailing interest rates and amounts of funds invested.

Expenses

Total consolidated expenses for the twelve months ended December 31, 2002 were $8,345,640 as compared with $5,235,216 in the previous year. The largest contributor to the increase was planned expenses related with the continued progression in the development of MBP8298. In 2002, expenses related to the Company's direct research and development efforts accounted for $5,004,242 or 60% of all expenses as compared with $3,089,323 or 59% in 2001.

Research and Development

Research and development expenditures for the twelve months ended December 31, 2002 totaled $5,004,242 compared with $3,089,323 in 2001. The increased costs were the result of toxicology studies on MBP8298 as well as preliminary work on the design of the next phase of human clinical trials for MBP8298 and HYC750.

General and Administration
General and administration expenditures increased to $1,846,931 for the twelve months ended December 31, 2002 as compared to $695,297 in the year ended December 31, 2001. General and administration costs represented approximately 22% of total gross expenses for the Company in 2002 compared with approximately 13% in 2001. General and administration costs include the following: investor relations, professional fees, business development, insurance, listing fees, consulting services, office expenses, occupancy costs, management remuneration, and various other expenses relating to the operations and growth of the Company. The large increase in the total expenditures is the result of a general increase in the overall activity of the Company as well as the costs incurred in the Company's listing on the TSX in September of 2002.

Liquidity and Solvency
As at December 31, 2002 cash and short-term investments totaled $23,860,849 as compared to $25,799,445 at December 31, 2001.

At December 31, 2002, the Company had working capital of $22 million as compared to $25 million at December 31, 2001. The current working capital is sufficient for the Company to meet its ongoing obligations.

During the year the Company strengthened its cash position by the issuance of 150,000 shares through a private placement at $4.10 per share for gross proceeds of $615,000 and with the issuance of 658,702 shares on the exercise of warrants by shareholders at $4.00 per share for gross proceeds of $2,635,008.

BioMS has implemented a disciplined approach to the management of liquidity, capital and overall stability. The Company invests its cash reserves in liquid, high-grade interest bearing securities.

The Company used $5,138,384 cash in operating activities for the twelve months ended December 31, 2002 as compared to $3,014,376 in the year ended December 31, 2001.

Outlook
BioMS expects to continue to incur operating losses until such time as its MBP8298 technology for the treatment of Multiple Sclerosis has received regulatory approval and is available for commercial production. The Company has sufficient cash to cover the expected costs of the next clinical trials in Canada for MBP8298 and HYC750. However when BioMS commences to seek regulatory approval for MBP8298 outside of Canada the Company will need to approach the equity markets for additional funding. The Company's ability to raise capital will depend on equity market conditions at that time.

Risks and Uncertainties
The Company's operations involve certain risks and uncertainties that are inherent to the Company's industry. The most significant known risks and uncertainties faced by the Company are described below.

Licenses and Patents. The Company's success will depend in part on its ability to obtain licenses and patents, protect its trade secrets and operate without infringing the exclusive rights of other parties. There is no guarantee that any license and patent that will be granted to the Company will bring any competitive advantage to the Company, that its license and patent protection will not be contested by third parties, or that the licenses and patents of competitors will not be detrimental to the Company's commercial activities. It cannot be assured that competitors will not independently develop products similar to the Company's products, that they will not imitate the Company's products or that they will not circumvent licenses and patents granted to the Company.

management's discussion and analysis of financial condition and results of operations

Clinical Studies. The Company is presently in the final stages of designing clinical studies for its products. These studies require considerable resources from the Company. Obtaining positive and conclusive results from these studies is an essential condition of product commercialization. Therefore, unsatisfactory results may considerably hinder the development and commercialization of the Company's products.

Regulatory Approvals. In order to commercialize its products and hence generate revenues, the Company must first obtain the approval of regulatory agencies in each of the countries where it wishes to sell its products. The Company's products may not meet the criteria established by the various agencies and, consequently, may not obtain required approvals for commercialization.

Commercialization. Once commercialized, the Company's products may potentially compete with existing products on the market. Various people in the healthcare sector, such as those who may prescribe or dispense the new drugs commercialized by the Company and the parties responsible for drug reimbursement, may select other treatments than those offered by the Company.

Competition. The Company is subject to significant competition from pharmaceutical companies, biotechnology companies, academic and research institutions as well as government agencies with greater capital resources, research and development staffs and facilities who are pursuing the development of products that are similar to the Company's. Many of these organizations have marketing capabilities superior to the Company's.

Capital Resources. In order to achieve its long term development and commercialization strategy, the Company will need to raise additional capital through the issuance of shares or collaboration agreements or partnerships that would allow the Company to finance its activities. Nothing guarantees that additional funds will be available or that they may be acquired according to acceptable terms and conditions, allowing the Company to successfully market its products.

Human Resources. Members of management and scientists are highly qualified individuals who are essential to the successful research and development of the Company's products. Loss of services from a large part of this group or the inability of the Company to attract highly qualified personnel could compromise the Company's growth.

Volatility of Share Price. The market price of the Company's shares is subject to volatility. General market conditions as well as differences between the Company's financial, scientific and clinical results and the expectations of securities analysts covering its activities can have a significant impact on the trading price of the Company's shares.

Harbor Statement. The matters discussed in this annual report and more specifically in this management's discussion and analysis of financial condition and results of operations are, by nature, forward looking. For the reasons mentioned above and elsewhere in this annual report, as well as for other reasons, actual results could differ materially.

management's responsibility for financial reporting

The management of BioMS Medical Corp. has prepared the financial statements and all of the information in this annual report, and is responsible for the integrity and fairness of the data presented. The accounting policies followed in the preparation of these financial statements conform with Canadian generally accepted accounting principles, which recognize the necessity of relying on Management's judgment and best estimates. When alternative accounting methods exist, Management has chosen those it deems most appropriate in the circumstances. Financial information presented throughout this annual report is consistent with that in the financial statements.

To fulfill its responsibility and to ensure integrity of financial reporting, Management maintains a system of internal accounting controls. These controls, which include a comprehensive planning system and timely reporting of periodic financial information, are designed to provide reasonable assurance that the financial records are reliable and form a proper basis for the accurate preparation of financial statements.

Final responsibility for the financial statements and their presentation to shareholders rests with the Board of Directors. The Audit Committee of the Board of Directors oversees management's preparation of financial statements and financial control operations. The audit Committee meets separately with Management and the Company's independent auditors, Collins Barrow, to review the financial statements and recommend approval by the Board of Directors.



Kevin Giese
President and Chief Executive Officer



Don Kimak
Chief Financial Officer

February 28, 2003

auditors' report

To the Shareholders of
BioMS Medical Corp.

We have audited the consolidated balance sheet of BioMS Medical Corp. as at December 31, 2002 and December 31, 2001 and the consolidated statements of operations, deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and December 31, 2001 and the results of its operations and the cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.



Edmonton, Alberta
February 28, 2003

Chartered Accountants

consolidated balance sheet

December 31, 2002 and December 31, 2001

	2002	2001
ASSETS		
Current Assets		
Cash	$ 23,860,849	$ 25,799,445
Amounts receivable	72,829	63,837
Prepaid expenses	81,598	16,825
	24,015,276	25,880,107
Licensing costs (Note 4)	14,741,947	16,213,688
Property and equipment (Note 5)	50,294	29,264
	$ 38,807,517	$ 42,123,059
LIABILITIES		
Current Liabilities		
Accounts payable	$ 1,771,247	$ 527,286
SHAREHOLDERS' EQUITY		
Share capital (Note 6)	50,081,276	46,837,732
Deficit	(13,045,006)	(5,241,959)
	37,036,270	41,595,773
	$ 38,807,517	$ 42,123,059

Commitment (Note 12)

Approved on behalf of the Board



Director



Director

consolidated statement of operations

For the Years Ended December 31, 2002 and December 31, 2001

	2002	2001
Revenue		
Interest	$ 542,593	$ 457,954
Expenses		
Research and development (Note 7)	5,004,242	3,089,323
General and administrative (Note 8)	1,846,931	695,297
Amortization of licensing costs	1,471,741	1,444,356
Amortization of property and equipment	22,726	6,240
	8,345,640	5,235,216
Net loss	$ 7,803,047	$ 4,777,262
Loss per common share - basic (Note 9)	$ 0.19	$ 0.24

consolidated statement of deficit

For the Years Ended December 31, 2002 and December 31, 2001

	2002	2001
Balance, beginning of year	$ 5,241,959	$ 464,697
Net loss	7,803,047	4,777,262
Balance, end of year	$13,045,006	$ 5,241,959

consolidated statement of cash flows

For the Years Ended December 31, 2002 and December 31, 2001

	2002	2001
Operating Activities		
Net loss	$ (7,803,047)	$ (4,777,262)
Items not involving cash:		
Amortization of licensing costs	1,471,741	1,444,356
Amortization of property and equipment	22,726	6,240
Net change in non-cash working capital balances related to operations (Note 10)	1,170,196	312,290
Cash used in operating activities	(5,138,384)	(3,014,376)
Investing Activities		
Licensing costs	---	(567,283)
Purchase of property and equipment	(43,756)	(35,504)
Goods and services tax recoverable	---	1,336,510
Cash provided by (used in) investing activities	(43,756)	733,723
Financing Activities		
Share issue costs	(15,375)	(1,004,438)
Net proceeds from issuance of share capital	3,258,919	25,249,283
Cash provided by financing activities	3,243,544	24,244,845
Increase (decrease) in cash	(1,938,596)	21,964,192
Cash, beginning of year	25,799,445	3,835,253
Cash, end of year	$ 23,860,849	$ 25,799,445
Cash consists of:		
Bank and trust accounts	$ 2,697,275	$ 9,043,718
Interest bearing deposits and securities	21,163,574	16,755,727
	$ 23,860,849	$ 25,799,445

notes to consolidated financial statements

December 31, 2002 and December 31, 2001

1. Nature of Business

The Corporation was incorporated pursuant to the provisions of the Company Act (British Columbia) on December 15, 1998 under the name 576693 BC Ltd. The Corporation changed its name to EPS Capital Corp. (EPS) on February 9, 2001 and to BioMS Medical Corp. on July 30, 2001. The Corporation was continued to the Province of Alberta July 31, 2001.

The Corporation is a development stage company and, through its subsidiaries, has obtained an exclusive worldwide license to a new medical technology for the treatment of multiple sclerosis.

The Corporation has also obtained an exclusive worldwide license to new medical technology for mobilizing hematopoetic cells in humans.

2. Reverse Takeover

On August 1, 2001, BioMS acquired all of the outstanding common shares of Rycor Technology Investments Corp. in exchange for 38,431,289 shares and 6,810,163 non-transferrable share warrants of BioMS. The acquisition was accounted for as a reverse takeover of BioMS by Rycor in the fiscal year ended December 31, 2001.

Application of reverse takeover accounting results in the following:

a) The consolidated financial statements of the combined entity are issued under the name of BioMS Medical Corp. (formerly EPS), but are considered the continuation of the financial statements of Rycor. However, the stated capital of the consolidated entity at December 31, 2001 is that of BioMS.

b) As Rycor was deemed to be the acquirer for accounting purposes, its assets, liabilities and operations since incorporation are included in these financial statements at their historical carrying value. The operations of BioMS was included from August 1, 2001.

c) Control of the assets and operations of BioMS was considered to be acquired by Rycor. For purposes of this transaction, the consideration was deemed to be the fair value of the net assets of BioMS, which was $330,053 at August 1, 2001. Immediately prior to the acquisition, there were 3,030,000 common shares of BioMS outstanding with an assigned value of $407,967.

The fair value of the assets of BioMS acquired by Rycor were:

Cash	$ 330,024
Prepaids	3,616
Accounts receivable	2,993
Accounts payable	(6,280)
	$ 330,053

December 31, 2002 and December 31, 2001

3.Summary of Significant Accounting Policies

Principles of Consolidation

These consolidated financial statements include the accounts of the Corporation and its wholly owned subsidiaries Rycor Technology Investments Ltd. and Rycor Corp. All intercompany balances and transactions have been eliminated on consolidation.

Cash

Cash includes short term investments and term deposits, which are highly liquid interest bearing marketable securities or deposits with a maturity of three months or less when purchased. The short term investments are valued at cost.

Property and Equipment

Property and equipment is recorded at cost. Amortization is calculated on an annual 20% straight-line basis.

Licensing Costs

Costs incurred to acquire license rights and acquire product and process technology are capitalized. Capitalized costs are being amortized on the straight-line method over the term of the license agreement, being twelve years.

Revenue Recognition

Interest revenue is recognized on the accrual basis in accordance with the terms of the deposits or securities held.

Future revenues which may arise from licensing, royalties or sales of products will be recognized on an accrual basis in accordance with contractual agreements.

Research and Development Costs

Research and development costs are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization. The Corporation reassesses whether it has met the relevant criteria for deferral and amortization at each reporting date. To date, no development costs have been deferred.

Future Income Taxes

Future income taxes result principally from temporary differences in the recognition of certain revenue and expense items for financial and income tax reporting purposes. The principal items which results in timing differences between financial and tax reporting purposes are amortization and tax loss carry forwards. Due to the uncertainty surrounding the realization of the future income tax assets at December 31, 2002, no future income taxes have been reported.

Stock-Based Compensation

Effective for the fiscal year ended December 31, 2002, the Company has adopted the recommendations of new CICA Handbook section 3870 Stock-Based Compensation and Other Stock-Based Payments with respect to its incentive stock option plan as described in Note 6. As permitted by the new standard, the Company has elected to continue measuring compensation cost based on the excess, if any, of the quoted market value of the stock at the date of the grant over the exercise price of the stock options.

notes to consolidated financial statements

3.Summary of Significant Accounting Policies (Continued)

Stock-Based Compensation (Continued)

Amounts received from the exercise of share options and warrants are recorded as share capital. Compensation expense is not recognized on the issuance of common share options to directors and employees as the exercise price of the options is approximately equal to the market value of the common shares at the date of grant.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

4.Licensing Costs

	2002			2001
	Cost	Accumulated Amortization	Net	Net
Licensing costs	$ 17,665,286	$ 2,923,339	$ 14,741,947	$ 16,213,688

5.Property and Equipment

	2002			2001
	Cost	Accumulated Amortization	Net	Net
Computer equipment and software	$ 50,470	$ 10,342	$ 40,128	$ 16,218
Web site development costs	---	---	---	13,046
Leasehold improvements	12,714	2,548	10,166	---
	$ 63,184	$ 12,890	$ 50,294	$ 29,264

December 31, 2002 and December 31, 2001

6. Share Capital

Authorized:

Unlimited number of Class A and B voting, common shares
Unlimited number of Class C and D non-voting, common shares
Unlimited number of Class E, F, G, H and I non-voting, redeemable, retractable, preferred shares

Class A common shares issued:

	Number of Common Shares	Amount
BioMS Medical Corp.		
December 31, 2001		
Outstanding, beginning of year	2,900,000	$ 383,390
Reverse takeover by Rycor Technology Investments Corp.	38,431,289	30,104,917
Exercise of stock options and warrants	3,266,630	9,070,490
Issued for cash	3,300,000	8,250,000
Share issue costs	---	(971,065)
	47,897,919	46,837,732
December 31, 2002		
Issued for cash on exercise of share purchase warrants	658,752	2,635,008
Private placement; issued for cash	150,000	615,000
Issued for cash on exercise of employee stock options	3,000	8,911
Share issuance costs	---	(15,375)
Outstanding, end of year	48,709,671	$ 50,081,276

notes to consolidated financial statements

6.Share Capital (Continued)

	Number of Common Shares	Number of Warrants	Amount
Rycor Technology Investments Corp.			
December 31, 2001			
Balance, beginning of year	18,123,275	9,763,860	$21,014,501
Special warrants issued for cash	---	7,667,379	7,599,098
Conversion of special warrants to common shares	17,431,239	(17,431,239)	---
Common shares issued for acquisition of Rycor Corp.	2,876,775	---	1,524,691
Share issue costs	---	---	(33,373)
Outstanding, end of year	38,431,289	---	$30,104,917

5,952,377 common shares issued are held in escrow at December 31, 2002. These escrowed shares were available to be released on January 27, 2003.

The Corporation's incentive stock option plan permits the grant of stock options to employees, directors, officers and consultants of the Company. The options are non-transferable. Options granted to directors and officers will terminate one year following the date the optionee ceases to be a director or hold an office of the Corporation by reason of death, or 90 days after ceasing to be a director or officer for any reason other than death. Options granted to employees and consultants will expire on the date the optionee ceases to be an employee or consultant of the Corporation. At December 31, 2002, 4,000,000 common shares were reserved for stock options.

December 31, 2002 and December 31, 2001

6. Share Capital (Continued)

	2002		2001	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of year	1,059,500	$ 2.15	---	$ ---
Granted	1,485,000	3.89	1,059,500	2.15
Exercised	(3,000)	2.97	---	---
Outstanding, end of year	2,541,500	$ 3.17	1,059,500	$ 2.15

Range of Exercise Prices:

	Options Outstanding			Options Exercisable	
	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Number Exercisable	Weighted Average Exercise Price
$0.20	159,500	$ 0.20	3.0	159,500	$ 0.20
$2.50 to $2.99	1,122,000	2.59	3.7	539,500	2.63
$4.00 to $4.50	1,230,000	4.01	9.5	1,230,000	4.01
$5.75	30,000	5.75	3.9	30,000	5.75
	2,541,500	3.17	6.5	1,959,000	3.35

1,571,000 options are issued to directors and 970,500 options are issued to employees and consultants.

notes to consolidated financial statements

6.Share Capital (Continued)

In addition to the above options, the Corporation has issued warrants for the fiscal years ended December 31, 2001 and December 31, 2002 as follows:

	Weighted Average Number of Warrants	Subscription Price
December 31, 2001		
Outstanding, beginning and end of year	5,444,283	$ 4.55
December 31, 2002		
Exercised during the year	(658,752)	$ 4.00
Expired on December 31, 2002	(3,135,531)	$ 4.00
Outstanding, end of year	1,650,000	$ 5.80

The remaining 1,650,000 Series A share purchase warrants at December 31, 2002 have an expiry date of October 22, 2003. They entitle the holders to purchase up to an aggregate of 1,650,000 Class A common shares at the subscription price of $5.80 per share.

In addition to the above options and warrants, on October 23, 2001, the Corporation issued agent's warrants entitling the holder to purchase up to 330,000 units at the subscription price of $2.50 per unit on or before October 22, 2003. Each unit consists of one Class A common share and one half of one share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one Class A common share at the subscription price of $5.80 per share on or before October 22, 2003.

7.Research and Development Expenses

Research and development costs consist primarily of products and consulting services relating to the development and testing of technology for the treatment of multiple sclerosis.

8.General and Administrative Expenses

General and administrative expenses consist primarily of consulting services, office expenses, occupancy costs and management remuneration and expenses.

December 31, 2002 and December 31, 2001

9.Loss Per Common Share

Loss per common share has been allocated on the weighted average number of common shares outstanding for the period of 41,961,063 (December 31, 2001 - 19,825,355).

The effect of potential exercise of options is anti-dilutive at December 31, 2002 and December 31, 2001 and is therefore not presented.

10. Net Change in Non Cash Working Capital Items Related to Operations

	2002	2001
Amounts receivable	$ (8,992)	$ (59,755)
Prepaid expenses	(64,773)	(20,884)
Accounts payable	1,243,961	392,929
	$ 1,170,196	$ 312,290

11. Income Taxes

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's future tax liabilities and assets as of December 31, 2002 are as follows:

	2002	2001
Difference between book value and tax value of capital assets and licensing costs	$ 6,035,098	$ 4,761,442
Income tax losses	9,782,785	3,715,998
	$15,817,883	$ 8,477,440
Future income tax asset	$ 6,010,796	$ 3,221,427

notes to consolidated financial statements

11. Income Taxes (Continued)

Due to the uncertainty surrounding the realization of the future income tax benefits at December 31, 2002, no future income tax assets have been recorded.

The Corporation has non-capital income tax losses in the amount of $9,782,785 in the aggregate, which were incurred:

December 31, 2000	$ 659,307
December 31, 2001	3,056,691
December 31, 2002	6,066,787
	$ 9,782,785

These losses may be carried forward for seven fiscal periods from the date incurred. The potential income tax benefit of these losses has not been reflected in the financial statements to December 31, 2002.

12. Commitment

The Corporation has entered into a licensing agreement to cover certain patent claims related to Medical Technology for the treatment of Multiple Sclerosis. The licensing agreement requires payment of a monthly maintenance fee plus royalties on an escalating scale based on net sales of the licensed product.

On September 25, 2002, the Corporation entered into a licensing agreement to cover certain patent claims relating to new medical technology for mobilizing hematopoetic cells in humans. This licensing agreement requires payment of an initial licensing fee to be made concurrently with execution of the Clinical Research Program Agreement, additional payments upon reaching certain objectives, and royalties on an escalating scale based on net sales of the licensed product.

December 31, 2002 and December 31, 2001

13. Differences Between Canadian and United States Generally Accepted Accounting Principles

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada which, as they apply to the Company, differ in certain material respects from those applicable in the United States. Significant differences between Canadian GAAP and U.S. GAAP are set forth below:

Balance Sheet Adjustments:

	2002	2001
Licensing Costs		
Balance under Canadian GAAP	$ 14,917,812	$ 16,213,688
Adjustment for licensing costs (A)	(14,917,812)	(16,213,688)
Balance under U.S. GAAP	$ ---	$ ---
Share Capital		
Balance under Canadian GAAP	$ 50,081,276	$ 46,837,732
Adjustment for stock compensation for non-employees (B)	74,700	74,700
Adjustment for stock compensation for employees (B)	3,159,000	3,159,000
Balance under U.S. GAAP	$ 53,314,976	$ 50,071,432
Deficit		
Balance under Canadian GAAP	$ 13,045,006	$ 5,241,959
Adjustment for licensing costs capitalized (A)	---	2,157,537
Adjustment for amortization of licensing costs (A)	(1,471,741)	(1,444,356)
Adjustment for stock compensation to non-employees (B)	---	74,700
Adjustment for stock compensation to employees (B)	---	3,159,000
Cumulative adjustment of prior years differences	19,447,388	15,500,507
Balance under U.S. GAAP Referred to as "Deficit Accumulated During The Development Stage"	$ 31,020,653	$ 24,689,347

notes to consolidated financial statements

Accounting Principles (Continued)

	2002	2001
Effect on consolidated statement of operations.		
Net loss under Canadian GAAP	$ 7,803,047	$ 4,777,262
Licensing costs (A)	(1,471,741)	713,181
Employee stock option compensation (B)	---	3,159,000
Non-employee stock option compensation (B)	---	74,700
Net loss and comprehensive loss under U.S. GAAP	$ 6,331,306	$ 8,724,143
Basic loss per share - U.S. GAAP	$ 0.15	$ 0.44

There are no other differences between Canadian GAAP and U.S. GAAP in amounts reported as cash flows provided by (used in) operating, financing or investing activities.

A) Licensing Costs

On December 14, 2000, the Company entered into a licensing agreement with the University of Alberta through which it was granted exclusive rights to medical technology for the treatment of multiple sclerosis. Under Canadian GAAP licensing costs are capitalized and amortized over the term of the licensing agreement. Under U.S. GAAP, the licensing costs are considered rights to unproven technology which may not have alternative future uses and therefore, would have been expensed entirely for the fiscal year ended December 31, 2001. For the current fiscal year, there would be no amortization on licensing costs expensed under U.S. GAAP.

B) Stock Based Compensation

In the prior year, under U.S. GAAP, the Corporation would have applied the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock option plans. During the prior year 900,000 options were issued to employees with an exercise price of $2.50 when the prevailing market price was $6.01. The intrinsic value method recognizes an expense based on the difference between the exercise price and the prevailing market rate. During the current year all options granted had an exercise price exceeding the prevailing market price on the grant date.

Under U.S. GAAP, SFAS No. 123 , "Accounting for Stock Based Compensation", requires the recording of compensation costs for stock options and warrants issued after December 15, 1995, to non-employees, at fair value. The fair value of the non-employee stock options granted during the fiscal years ended December 31, 2001 and December 31, 2002 has been estimated as the performance occurs and the options are earned using the Black-Scholes option pricing model based on the assumptions set out below.

Under U.S. GAAP, SFAS 123 requires the reporting of pro forma amounts for compensation expense that would have been recorded for the issuance of compensatory share options using an option pricing model.

13. Differences Between Canadian and United States Generally Accepted

December 31, 2002 and December 31, 2001

Accounting Principles (Continued)

B) Stock-Based Compensation (Continued)

Assumptions	2002	2001
Risk free interest rate	5.0%	5.0%
Dividend yield	0.0%	0.0%
Volatility factors of expected market place	27.0%	41.0%
Weighted average expected life of the options	88 months	60 months

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, the valuation model calculates the expected stock price volatility based on highly subjective assumptions. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing model does not necessarily provide a reliable single measure of the fair value of its employee stock options.

Pro forma disclosures of loss and loss per common share are presented below as if the Company had adopted the cost recognition requirements under SFAS 123. The compensation cost for the stock-based compensation was $2,343,983 more than what would be reported using the intrinsic value method.

	2002	2001
Loss - U.S. GAAP As reported	$ 6,331,306	$ 8,724,143
Loss - U.S. GAAP Pro forma	$ 8,675,289	$ 9,437,843
Basic loss per common share As reported	$ 0.15	$ 0.44
Basic loss per common share Pro forma	$ 0.21	$ 0.47

13. Differences Between Canadian and United States Generally

notes to consolidated financial statements

Accepted
Accounting Principles (Continued)

C) Development Stage Enterprise

Under U.S. GAAP, specifically SFAS No. 7, "Accounting and Reporting of a Development Stage Enterprise," the following additional disclosures are required:

Consolidated Statement of Loss and Deficit

	Cumulative from inception through December 31, 2002	Cumulative from inception through December 31, 2001
Revenue	$ ---	$ ---
Expenses:		
Research and development	26,275,147	21,270,905
Employee stock option compensation	3,159,000	3,159,000
Non-employee stock option compensation	74,700	74,700
Administration	2,586,692	725,403
Amortization of capital assets	14,608	6,240
Loss from operations before interest income	32,110,147	25,236,248
Interest income	1,089,494	546,901
Deficit accumulated during the development stage	$ 31,020,653	$ 24,689,347

14. Financial Instruments

Fair value estimates are made as of a specific point in time using available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision.

Financial instruments of the Corporation consist mainly of cash, amounts receivable and accounts payable. As at December 31, 2002, there are no significant differences between the carrying amounts of these items and their estimated fair values.

December 31, 2002 and December 31, 2001

15. Related Party Transactions

The Corporation paid management and administration amounts of $321,666 (2001 - $133,333) and office rent in the amount of $24,600 (2001 - $13,500) to companies controlled by directors of the Corporation.

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

16. Interest Rate Risk

The Corporation has reduced its exposure to interest rate risk by holding short term deposits.

17. Credit Risk

The Corporation has no exposure to credit risk as no sales have yet occurred.

18. Comparative Figures

Effective August 1, 2001, the Corporation acquired all the shares and related assets of Rycor Technology Investments Corp., a Company holding an interest in certain licensing rights and conducting research and development activities relating to technology for the treatment of multiple sclerosis. The acquisition has been accounted for as a reverse takeover and accordingly includes the results of Rycor Technology Investments Corp. operations in these financial statements from January 1, 2001 and the results of BioMS Medical Corp. operations since August 1, 2001. The acquisition was completed through the issuance of 38,431,289 shares from treasury.

Effective March 1, 2001, Rycor Technology Investments Corp. acquired all the shares and related assets of Rycor Corp., a Company holding an interest in certain patent rights and conducting research and development activities relating to technology for the treatment of multiple sclerosis. The acquisition has been accounted for by the purchase method of accounting and, accordingly, includes the results of Rycor Corp. operations in these financial statement from the date of acquisition. As a result of the acquisition, the Company acquired net assets of $2,124,691 for $600,000 cash and through the issuance of 2,876,825 shares from treasury for an aggregate amount of $1,524,691.

corporate information

Board of Directors and Officers
Clifford D. Giese
Chairman

Kevin A. Giese
President and Chief Executive Officer

Laine M. Woollard
Director

Dr. Kjell Stenberg
Director

Dr. John Wetherell
Director

Don Kimak
Chief Financial Officer

Michael Kennedy
Secretary

Legal Counsel
Anfield Sujir Kennedy & Durno

Auditors
Collins Barrow

Registrar and Transfer Agent
Pacific Corporate Trust Company

Exchange and Symbol
BioMS is listed on the Toronto Stock Exchange (TSX) under the symbol "MS"

Corporate Office
BioMS Medical Corp.
6030-88 Street
Edmonton, Alberta
T6E 6G4
(780) 413-7152 tel
(780) 408-3040 fax

Annual General Meeting
Monday, June 30th, 2003 at 2:00pm
Delta Edmonton South Hotel
and Conference Centre
4404 Calgary Trail
Edmonton, Alberta T6H 5C2
(780) 434-6415 tel

Website
www.biomsmedical.com

For more information
Ryan Giese
Corporate Communications
BioMS Medical Corp.
(780) 413-7152 tel
(780) 408-3040 fax
E-mail: rgiese@biomsmedical.com

James Smith
Investor Relations
The Equicom Group Inc.
(416) 815-0700 tel ext. 229
(416) 815-0080 fax
E-mail: jsmith@equicomgroup.com

Barry Mire
Investor Relations, Quebec and U.S.
(514) 939-3989 tel
E-mail: bmire@renmarkfinancial.com



the whole picture...coming together



BIOMS MEDICAL™

BioMS Medical Corp.
6030-88 Street
Edmonton, Alberta
T6E 6G4
(780) 413-7152 tel
(780) 408-3040 fax
info@biomsmedical.com


SEC MAIL PROCESSING
RECEIVED
JUN 11 2003
WASH. D.C.
155
SECTION

BIOMS MEDICAL CORP.
Consolidated Financial Statements
December 31, 2002

AUDITORS' REPORT

To the Shareholders of

BioMS Medical Corp.

We have audited the consolidated balance sheet of BioMS Medical Corp. as at December 31, 2002 and December 31, 2001 and the consolidated statements of operations, deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 and December 31, 2001 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Edmonton, Alberta
February 28, 2003

"Collins Barrow"
Signed
Chartered Accountants

BIOMS MEDICAL CORP.

Consolidated Balance Sheet

December 31, 2002 and December 31, 2001

	2002	2001
ASSETS		
Current Assets		
Cash	$ 23,860,849	$ 25,799,445
Amounts receivable	72,829	63,837
Prepaid expenses	81,598	16,825
	24,015,276	25,880,107
Licensing costs (Note 4)	14,741,947	16,213,688
Property and equipment (Note 5)	50,294	29,264
	$ 38,807,517	$ 42,123,059
LIABILITIES		
Current Liabilities		
Accounts payable	$ 1,771,247	$ 527,286
SHAREHOLDERS' EQUITY		
Share capital (Note 6)	50,081,276	46,837,732
Deficit	(13,045,006)	(5,241,959)
	37,036,270	41,595,773
	$ 38,807,517	$ 42,123,059

Commitment (Note 12)

Approved on behalf of the Board

"Clifford Giese"
Signed
Director

"Kevin Giese"
Signed
Director

BIOMS MEDICAL CORP.

Consolidated Statement of Operations

For the Years Ended December 31, 2002 and December 31, 2001

	2002	2001
Revenue		
Interest	$ 542,593	$ 457,954
Expenses		
Research and development (Note 7)	5,004,242	3,089,323
General and administrative (Note 8)	1,846,931	695,297
Amortization of licensing costs	1,471,741	1,444,356
Amortization of property and equipment	22,726	6,240
	8,345,640	5,235,216
Net loss	$ 7,803,047	$ 4,777,262
Loss per common share - basic (Note 9)	$ 0.19	$ 0.24

BIOMS MEDICAL CORP.

Consolidated Statement of Deficit

For the Years Ended December 31, 2002 and December 31, 2001

	2002	2001
Balance, beginning of year	**$ 5,241,959**	$ 464,697
Net loss	**7,803,047**	4,777,262
Balance, end of year	**$ 13,045,006**	$ 5,241,959

BIOMS MEDICAL CORP.

Consolidated Statement of Cash Flows

For the Years Ended December 31, 2002 and December 31, 2001

	2002	2001
Operating Activities		
Net loss	$ (7,803,047)	$ (4,777,262)
Items not involving cash:		
Amortization of licensing costs	1,471,741	1,444,356
Amortization of property and equipment	22,726	6,240
Net change in non-cash working capital balances related to operations (Note 10)	1,170,196	312,290
Cash used in operating activities	(5,138,384)	(3,014,376)
Investing Activities		
Licensing costs	---	(567,283)
Purchase of property and equipment	(43,756)	(35,504)
Goods and services tax recoverable	---	1,336,510
Cash provided by (used in) investing activities	(43,756)	733,723
Financing Activities		
Share issue costs	(15,375)	(1,004,438)
Net proceeds from issuance of share capital	3,258,919	25,249,283
Cash provided by financing activities	3,243,544	24,244,845
Increase (decrease) in cash	(1,938,596)	21,964,192
Cash, beginning of year	25,799,445	3,835,253
Cash, end of year	$ 23,860,849	$ 25,799,445

Cash consists of:

	2002	2001
Bank and trust accounts	$ 2,697,275	$ 9,043,718
Interest bearing deposits and securities	21,163,574	16,755,727
	$ 23,860,849	$ 25,799,445

---

1. **Nature of Business**

The Corporation was incorporated pursuant to the provisions of the Company Act (British Columbia) on December 15, 1998 under the name 576693 BC Ltd. The Corporation changed its name to EPS Capital Corp. (EPS) on February 9, 2001 and to BioMS Medical Corp. on July 30, 2001. The corporation was continued to the Province of Alberta July 31, 2001.

The Corporation is a development stage company and, through its subsidiaries, has obtained an exclusive worldwide license to a new medical technology for the treatment of multiple sclerosis.

The Corporation has also obtained an exclusive worldwide license to new medical technology for mobilizing hematopoetic cells in humans.

2. **Reverse Takeover**

On August 1, 2001, BioMS acquired all of the outstanding common shares of Rycor Technology Investments Corp. in exchange for 38,431,289 shares and 6,810,163 non-transferrable share warrants of BioMS. The acquisition was accounted for as a reverse takeover of BioMS by Rycor in the fiscal year ended December 31, 2001.

Application of reverse takeover accounting results in the following:

a) The consolidated financial statements of the combined entity are issued under the name of BioMS Medical Corp. (formerly EPS), but are considered the continuation of the financial statements of Rycor. However, the stated capital of the consolidated entity at December 31, 2001 is that of BioMS.

b) As Rycor was deemed to be the acquirer for accounting purposes, its assets, liabilities and operations since incorporation are included in these financial statements at their historical carrying value. The operations of BioMS was included from August 1, 2001.

c) Control of the assets and operations of BioMS was considered to be acquired by Rycor. For purposes of this transaction, the consideration was deemed to be the fair value of the net assets of BioMS, which was $330,053 at August 1, 2001. Immediately prior to the acquisition, there were 3,030,000 common shares of BioMS outstanding with an assigned value of $407,967.

The fair value of the assets of BioMS acquired by Rycor were:

Cash	$ 330,024
Prepaids	3,616
Accounts receivable	2,993
Accounts payable	(6,280)
	$ 330,053

---

3. **Summary of Significant Accounting Policies**

Principles of Consolidation

These consolidated financial statements include the accounts of the corporation and its wholly owned subsidiaries Rycor Technology Investments Ltd. and Rycor Corp. All intercompany balances and transactions have been eliminated on consolidation.

Cash

Cash includes short term investments and term deposits, which are highly liquid interest bearing marketable securities or deposits with a maturity of three months or less when purchased. The short term investments are valued at cost.

Property and Equipment

Property and equipment is recorded at cost. Amortization is calculated on an annual 20% straight-line basis.

Licensing Costs

Costs incurred to acquire license rights and acquire product and process technology are capitalized. Capitalized costs are being amortized on the straight-line method over the term of the license agreement, being twelve years.

Revenue Recognition

Interest revenue is recognized on the accrual basis in accordance with the terms of the deposits or securities held.

Future revenues which may arise from licensing, royalties or sales of products will be recognized on an accrual basis in accordance with contractual agreements.

Research and Development Costs

Research and development costs are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization. The Corporation reassesses whether it has met the relevant criteria for deferral and amortization at each reporting date. To date, no development costs have been deferred.

Future Income Taxes

Future income taxes result principally from temporary differences in the recognition of certain revenue and expense items for financial and income tax reporting purposes. The principal items which results in timing differences between financial and tax reporting purposes are amortization and tax loss carry forwards. Due to the uncertainty surrounding the realization of the future income tax assets at December 31, 2002, no future income taxes have been reported.

3. **Summary of Significant Accounting Policies** (Continued)

Stock-Based Compensation

Effective for the fiscal year ended December 31, 2002, the Company has adopted the recommendations of new CICA Handbook section 3870 *Stock-Based Compensation and Other Stock-Based Payments* with respect to its incentive stock option plan as described in Note 6. As permitted by the new standard, the Company has elected to continue measuring compensation cost based on the excess, if any, of the quoted market value of the stock at the date of the grant over the exercise price of the stock options.

Amounts received from the exercise of share options and warrants are recorded as share capital. Compensation expense is not recognized on the issuance of common share options to directors and employees as the exercise price of the options is approximately equal to the market value of the common shares at the date of grant.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

4. **Licensing Costs**

	2002			2001
	Cost	**Accumulated Amortization**	**Net**	Net
Licensing costs	**$17,665,286**	**$ 2,923,339**	**$14,741,947**	$16,213,688

5. **Property and Equipment**

	2002			2001
	Cost	**Accumulated Amortization**	**Net**	Net
Computer equipment and software	**$ 50,470**	**$ 10,342**	**$ 40,128**	$ 16,218
Web site development costs	**---**	**---**	**---**	13,046
Leasehold improvements	**12,714**	**2,548**	**10,166**	---
	$ 63,184	**$ 12,890**	**$ 50,294**	$ 29,264

6. **Share Capital**

Authorized:
Unlimited number of Class A and B voting, common shares
Unlimited number of Class C and D non-voting, common shares
Unlimited number of Class E, F, G, H and I non-voting, redeemable, retractable, preferred shares

Class A common shares issued:

	Number of Common Shares	Amount
BioMS Medical Corp.		
December 31, 2001		
Outstanding, beginning of year	2,900,000	$ 383,390
Reverse takeover by Rycor Technology Investments Corp.	38,431,289	30,104,917
Exercise of stock options and warrants	3,266,630	9,070,490
Issued for cash	3,300,000	8,250,000
Share issue costs	---	(971,065)
	47,897,919	46,837,732
December 31, 2002		
Issued for cash on exercise of share purchase warrants	658,752	2,635,008
Private placement; issued for cash	150,000	615,000
Issued for cash on exercise of employee stock options	3,000	8,911
Share issuance costs	---	(15,375)
Outstanding, end of year	48,709,671	$ 50,081,276

6. **Share Capital** (Continued)

	Number of Common Shares	Number of Warrants	Amount
Rycor Technology Investments Corp.			
December 31, 2001			
Balance, beginning of year	18,123,275	9,763,860	$ 21,014,501
Special warrants issued for cash	---	7,667,379	7,599,098
Conversion of special warrants to common shares	17,431,239	(17,431,239)	---
Common shares issued for acquisition of Rycor Corp.	2,876,775	---	1,524,691
Share issue costs	---	---	(33,373)
Outstanding, end of year	38,431,289	---	$ 30,104,917

5,952,377 common shares issued are held in escrow at December 31, 2002. These escrowed shares were available to be released on January 27, 2003.

The Corporation's incentive stock option plan permits the grant of stock options to employees, directors, officers and consultants of the company. The options are non-transferable. Options granted to directors and officers will terminate one year following the date the optionee ceases to be a director or hold an office of the Corporation by reason of death, or 90 days after ceasing to be a director or officer for any reason other than death. Options granted to employees and consultants will expire on the date the optionee ceases to be an employee or consultant of the Corporation. At December 31, 2002, 4,000,000 common shares were reserved for stock options.

	2002		2001	
	Number of Options	**Weighted Average Exercise Price**	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of year	**1,059,500**	**$ 2.15**	---	$ ---
Granted	**1,485,000**	**3.89**	1,059,500	2.15
Exercised	**(3,000)**	**2.97**	---	---
Outstanding, end of year	**2,541,500**	**$ 3.17**	1,059,500	$ 2.15

6. **Share Capital** (Continued)

Range of Exercise Prices:

Range of Exercise Prices		Options Outstanding			Options Exercisable	
		Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Number Exercisable	Weighted Average Exercise Price
$0.20		159,500	$ 0.20	3.0	159,500	$ 0.20
$2.50 to	$2.99	1,122,000	2.59	3.7	539,500	2.63
$4.00 to	$4.50	1,230,000	4.01	9.5	1,230,000	4.01
$5.75		30,000	5.75	3.9	30,000	5.75
		2,541,500	3.17	6.5	1,959,000	3.35

1,571,000 options are issued to directors and 970,500 options are issued to employees and consultants.

In addition to the above options, the corporation has issued warrants for the fiscal years ended December 31, 2001 and December 31, 2002 as follows:

	Weighted Average Number of Warrants	**Subscription Price**
December 31, 2001		
Outstanding, beginning and end of year	5,444,283	$ 4.55
December 31, 2002		
Exercised during the year	(658,752)	$ 4.00
Expired on December 31, 2002	(3,135,531)	$ 4.00
Outstanding, end of year	1,650,000	$ 5.80

6. **Share Capital** (Continued)

The remaining 1,650,000 Series A share purchase warrants at December 31, 2002 have an expiry date of October 22, 2003. They entitle the holders to purchase up to an aggregate of 1,650,000 Class A common shares at the subscription price of $5.80 per share.

In addition to the above options and warrants, on October 23, 2001, the corporation issued agent's warrants entitling the holder to purchase up to 330,000 units at the subscription price of $2.50 per unit on or before October 22, 2003. Each unit consists of one Class A common share and one half of one share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one Class A common share at the subscription price of $5.80 per share on or before October 22, 2003.

7. **Research and Development Expenses**

Research and development costs consist primarily of products and consulting services relating to the development and testing of technology for the treatment of multiple sclerosis.

8. **General and Administrative Expenses**

General and administrative expenses consist primarily of consulting services, office expenses, occupancy costs and management remuneration and expenses.

9. **Loss Per Common Share**

Loss per common share has been allocated on the weighted average number of common shares outstanding for the period of 41,961,063 (December 31, 2001 - 19,825,355).

The effect of potential exercise of options is anti-dilutive at December 31, 2002 and December 31, 2001 and is therefore not presented.

10. **Net Change in Non Cash Working Capital Items Related to Operations**

	2002	2001
Amounts receivable	$ **(8,992)**	$ (59,755)
Prepaid expenses	**(64,773)**	(20,884)
Accounts payable	**1,243,961**	392,929
	$ **1,170,196**	$ 312,290

11. Income Taxes

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's future tax liabilities and assets as of December 31, 2002 are as follows:

	2002	2001
Difference between book value and tax value of capital assets and licensing costs	**$ 6,035,098**	$ 4,761,442
Income tax losses	**9,782,785**	3,715,998
	$ 15,817,883	$ 8,477,440
Future income tax asset	**$ 6,010,796**	$ 3,221,427

Due to the uncertainty surrounding the realization of the future income tax benefits at December 31, 2002, no future income tax assets have been recorded.

The corporation has non-capital income tax losses in the amount of $9,782,785 in the aggregate, which were incurred:

December 31, 2000	$ 659,307
December 31, 2001	3,056,691
December 31, 2002	6,066,787
	$ 9,782,785

These losses may be carried forward for seven fiscal periods from the date incurred. The potential income tax benefit of these losses has not been reflected in the financial statements to December 31, 2002.

12. Commitment

The corporation has entered into a licensing agreement to cover certain patent claims related to Medical Technology for the treatment of Multiple Sclerosis. The licensing agreement requires payment of a monthly maintenance fee plus royalties on an escalating scale based on net sales of the licensed product.

On September 25, 2002, the corporation entered into a licensing agreement to cover certain patent claims relating to new medical technology for mobilizing hematopoetic cells in humans. This licensing agreement requires payment of an initial licensing fee to be made concurrently with execution of the Clinical Research Program Agreement, additional payments upon reaching certain objectives, and royalties on an escalating scale based on net sales of the licensed product.

13. **Differences Between Canadian and United States Generally Accepted Accounting Principles**

The financial statements of the company have been prepared in accordance with generally accepted accounting principles in Canada which, as they apply to the company, differ in certain material respects from those applicable in the United States. Significant differences between Canadian GAAP and U.S. GAAP are set forth below:

Balance Sheet Adjustments:

	2002	2001
Licensing Costs		
Balance under Canadian GAAP	**$ 14,917,812**	$ 16,213,688
Adjustment for licensing costs (A)	**(14,917,812)**	(16,213,688)
Balance under U.S. GAAP	**$ ---**	$ ---
Share Capital		
Balance under Canadian GAAP	**$ 50,081,276**	$ 46,837,732
Adjustment for stock compensation for non-employees (B)	**74,700**	74,700
Adjustment for stock compensation for employees (B)	**3,159,000**	3,159,000
Balance under U.S. GAAP	**$ 53,314,976**	$ 50,071,432
Deficit		
Balance under Canadian GAAP	**$ 13,045,006**	$ 5,241,959
Adjustment for licensing costs capitalized (A)	**---**	2,157,537
Adjustment for amortization of licensing costs (A)	**(1,471,741)**	(1,444,356)
Adjustment for stock compensation to non-employees (B)	**---**	74,700
Adjustment for stock compensation to employees (B)	**---**	3,159,000
Cumulative adjustment of prior years differences	**19,447,388**	15,500,507
Balance under U.S. GAAP Referred to as "Deficit Accumulated During The Development Stage"	**$ 31,020,653**	$ 24,689,347

13. **Differences Between Canadian and United States Generally Accepted Accounting Principles** (Continued)

		2002		2001
Effect on consolidated statement of operations.				
Net loss under Canadian GAAP	$	**7,803,047**	$	4,777,262
Licensing costs (A)		**(1,471,741)**		713,181
Employee stock option compensation (B)		---		3,159,000
Non-employee stock option compensation (B)		---		74,700
Net loss and comprehensive loss under U.S. GAAP	$	**6,331,306**	$	8,724,143
Basic loss per share - U.S. GAAP	$	**0.15**	$	0.44

There are no other differences between Canadian GAAP and U.S. GAAP in amounts reported as cash flows provided by (used in) operating, financing or investing activities.

A) Licensing Costs

On December 14, 2000, the company entered into a licensing agreement with the University of Alberta through which it was granted exclusive rights to medical technology for the treatment of multiple sclerosis. Under Canadian GAAP licensing costs are capitalized and amortized over the term of the licensing agreement. Under U.S. GAAP, the licensing costs are considered rights to unproven technology which may not have alternative future uses and therefore, would have been expensed entirely for the fiscal year ended December 31, 2001. For the current fiscal year, there would be no amortization on licensing costs expensed under U.S. GAAP.

B) Stock Based Compensation

In the prior year, under U.S. GAAP, the corporation would have applied the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock option plans. During the prior year 900,000 options were issued to employees with an exercise price of $2.50 when the prevailing market price was $6.01. The intrinsic value method recognizes an expense based on the difference between the exercise price and the prevailing market rate. During the current year all options granted had an exercise price exceeding the prevailing market price on the grant date.

13. **Differences Between Canadian and United States Generally Accepted Accounting Principles** (Continued)

B) Stock-Based Compensation (Continued)

Under U.S. GAAP, SFAS No. 123 , "Accounting for Stock Based Compensation", requires the recording of compensation costs for stock options and warrants issued after December 15, 1995, to non-employees, at fair value. The fair value of the non-employee stock options granted during the fiscal years ended December 31, 2001 and December 31, 2002 has been estimated as the performance occurs and the options are earned using the Black-Scholes option pricing model based on the assumptions set out below.

Under U.S. GAAP, SFAS 123 requires the reporting of pro forma amounts for compensation expense that would have been recorded for the issuance of compensatory share options using an option pricing model.

Assumptions	**2002**	2001
Risk free interest rate	**5.0%**	5.0%
Dividend yield	**0.0%**	0.0%
Volatility factors of expected market place	**27.0%**	41.0%
Weighted average expected life of the options	**88 months**	60 months

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, the valuation model calculates the expected stock price volatility based on highly subjective assumptions. Because the company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing model does not necessarily provide a reliable single measure of the fair value of its employee stock options.

Pro forma disclosures of loss and loss per common share are presented below as if the company had adopted the cost recognition requirements under SFAS 123. The compensation cost for the stock-based compensation was $2,343,983 more than what would be reported using the intrinsic value method.

	2002	2001
Loss - U.S. GAAP As reported	**$ 6,331,306**	$ 8,724,143
Loss - U.S. GAAP Pro forma	**$ 8,675,289**	$ 9,437,843
Basic loss per common share As reported	**$ 0.15**	$ 0.44
Basic loss per common share Pro forma	**$ 0.21**	$ 0.47

13. **Differences Between Canadian and United States Generally Accepted Accounting Principles** (Continued)

C) Development Stage Enterprise

Under U.S. GAAP, specifically SFAS No. 7, "Accounting and Reporting of a Development Stage Enterprise," the following additional disclosures are required:

Consolidated Statement of Loss and Deficit

	Cumulative from inception through December 31, 2002	Cumulative from inception through December 31, 2001
Revenue	$ ---	$ ---
Expenses:		
Research and development	**26,275,147**	21,270,905
Employee stock option compensation	**3,159,000**	3,159,000
Non-employee stock option compensation	**74,700**	74,700
Administration	**2,586,692**	725,403
Amortization of capital assets	**14,608**	6,240
Loss from operations before interest income	**32,110,147**	25,236,248
Interest income	**1,089,494**	546,901
Deficit accumulated during the development stage	**$ 31,020,653**	$ 24,689,347

14. **Financial Instruments**

Fair value estimates are made as of a specific point in time using available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision.

Financial instruments of the corporation consist mainly of cash, amounts receivable and accounts payable. As at December 31, 2002, there are no significant differences between the carrying amounts of these items and their estimated fair values.

---

15. **Related Party Transactions**

The Corporation paid management and administration amounts of $321,666 (2001 - $133,333) and office rent in the amount of $24,600 (2001 - $13,500) to companies controlled by directors of the Corporation.

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

16. **Interest Rate Risk**

The Corporation has reduced its exposure to interest rate risk by holding short term deposits.

17. **Credit Risk**

The Corporation has no exposure to credit risk as no sales have yet occurred.

18. **Comparative Figures**

Effective August 1, 2001, the Corporation acquired all the shares and related assets of Rycor Technology Investments Corp., a company holding an interest in certain licensing rights and conducting research and development activities relating to technology for the treatment of Multiple Sclerosis. The acquisition has been accounted for as a reverse takeover and accordingly includes the results of Rycor Technology Investments Corp. operations in these financial statements from January 1, 2001 and the results of BioMS Medical Corp. operations since August 1, 2001. The acquisition was completed through the issuance of 38,431,289 shares from treasury.

Effective March 1, 2001, Rycor Technology Investments Corp. acquired all the shares and related assets of Rycor Corp., a company holding an interest in certain patent rights and conducting research and development activities relating to technology for the treatment of multiple sclerosis. The acquisition has been accounted for by the purchase method of accounting and, accordingly, includes the results of Rycor Corp. operations in these financial statement from the date of acquisition. As a result of the acquisition, the company acquired net assets of $2,124,691 for $600,000 cash and through the issuance of 2,876,825 shares from treasury for an aggregate amount of $1,524,691.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Year End December 31, 2002

The following Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the audited consolidated financial statements and accompanying notes, which are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). Unless otherwise indicated, all amounts shown are in Canadian dollars.

Overview

BioMS Medical Corp. ("BioMS" or the "Company") has licensed a synthetic peptide technology, MBP8298, for the treatment of multiple sclerosis on a worldwide basis. To date, MBP8298 has undergone Phase I and II human clinical trials. As of September 2002, the Company has also licensed a new platform technology, HYC750, involving a method for mobilizing hematopoetic cells in humans for use in the treatment of cancer therapy related side effects and other diseases. The technology has undergone certain pre-clinical testing, as well as preliminary human clinical trials. The Company has created a new Emerging Technologies Division to oversee the development of this and future related technologies. To fund its operations, the Company relies upon proceeds of public and private offerings of equity securities and interest income.

Shares of the Company commenced trading on the Toronto Stock Exchange (TSX) on September 4, 2002.

Discussion of Operations and Financial Condition

The consolidated net loss for the twelve months ended December 31, 2003 was $7.8 million or $0.19 per share compared with a consolidated net loss of $4.8 million or $0.24 per share for the previous year. The increased loss in 2002 resulted primarily from increased investment in research and development related to MBP8298 and HYC750.

Revenue

The Company reported interest revenue of $542,593 for the twelve month period ended December 31, 2002, as compared to $457,954 for the previous year. The Company expects that interest revenue will continue to fluctuate in relation to prevailing interest rates and amounts of funds invested.

Expenses

Total consolidated expenses for the twelve months ended December 31, 2002 were $8,345,640 as compared with $5,235,216 in the previous year. The largest contributor to the increase was planned expenses related with the continued progression in the development of MBP8298. In 2002, expenses related to the Company's direct research and development efforts accounted for $5,004,242 or 60% of all expenses as compared with $3,089,323 or 59% in 2001.

Research and development

Research and development expenditures for the twelve months ended December 31, 2002 totaled $5,004,242 compared with $3,089,323 in 2001. The increased costs were the result of toxicology studies on MBP8298 as well as preliminary work on the design of the next phase of human clinical trials for MBP8298 and HYC750.

General and administration

General and administration expenditures increased to $1,846,931 for the twelve months ended December 31, 2002 as compared to $695,297 in the year ended December 31, 2001. General and administration costs represented approximately 22% of total gross expenses for the Company in 2002 compared with approximately 13% in 2001. General and administration costs include the following: investor relations, professional fees, business development, insurance, listing fees, consulting services, office expenses, occupancy costs, management remuneration, and various other expenses relating to the operations and growth of the Company. The large increase in the total expenditures is the result of a general increase in the overall activity of the Company as well as the costs incurred in the Company's listing on the TSX in September of 2002.

Liquidity and Solvency

As at December 31, 2002 cash and short-term investments totaled $23,860,849 as compared to $25,799,445 at December 31, 2001.

At December 31, 2002, the Company had working capital of $22 million as compared to $25 million at December 31, 2001. The current working capital is sufficient for the Company to meet its on going obligations.

During the year the Company strengthened its cash position by the issuance of 150,000 shares through a private placement at $4.10 per share for gross proceeds of $615,000 and with the issuance of 658,702 shares on the exercise of warrants by shareholders for gross proceeds of $2,635,008.

BioMS has implemented a disciplined approach to the management of liquidity, capital and overall stability. The Company invests its cash reserves in liquid, high-grade interest bearing securities.

The Company used $5,138,384 cash in operating activities for the twelve months ended December 31, 2002 as compared to $3,014,376 in the year ended December 31, 2001.

Outlook

BioMS expects to continue to incur operating losses until such time as its MBP8298 technology for the treatment of Multiple Sclerosis has received regulatory approval and is available for commercial production. The company has sufficient cash to cover the expected costs of the next clinical trials in

Canada for MBP8298 and HYC750. However when BioMS commences to seek regulatory approval for MBP8298 outside of Canada the Company will need to approach the equity markets for additional funding. The Company's ability to raise capital will depend on equity market conditions at that time.

Risks and Uncertainties

The Company's operations involve certain risks and uncertainties that are inherent to the Company's industry. The most significant known risks and uncertainties faced by the Company are described below.

Licenses and Patents. The Company's success will depend in part on its ability to obtain licenses and patents, protect its trade secrets and operate without infringing the exclusive rights of other parties. There is no guarantee that any license and patent that will be granted to the Company will bring any competitive advantage to the Company, that its license and patent protection will not be contested by third parties, or that the licenses and patents of competitors will not be detrimental to the Company's commercial activities. It cannot be assured that competitors will not independently develop products similar to the Company's products, that they will not imitate the Company's products or that they will not circumvent licenses and patents granted to the Company.

Clinical Studies. The Company is presently in the final stages of designing clinical studies for its products. These studies require considerable resources from the Company. Obtaining positive and conclusive results from these studies is an essential condition of product commercialization. Therefore, unsatisfactory results may considerably hinder the development and commercialization of the Company's products.

Regulatory Approvals. In order to commercialize its products and hence generate revenues, the Company must first obtain the approval of regulatory agencies in each of the countries where it wishes to sell its products. The Company's products may not meet the criteria established by the various agencies and, consequently, may not obtain required approvals for commercialization.

Commercialization. Once commercialized, the Company's products may potentially compete with existing products on the market. Various people in the healthcare sector, such as those who may prescribe or dispense the new drugs commercialized by the Company and the parties responsible for drug reimbursement, may select other treatments than those offered by the Company.

Competition. The Company is subject to significant competition from pharmaceutical companies, biotechnology companies, academic and research institutions as well as government agencies with greater capital resources, research and development staffs and facilities who are pursuing the development of products that are similar to the Company's. Many of these organizations have marketing capabilities superior to the Company's.

Capital Resources. In order to achieve its long term development and commercialization strategy, the Company will need to raise additional capital through the issuance of shares or collaboration agreements or partnerships that would allow the Company to finance its activities. Nothing guarantees that additional funds will be available or that they may be acquired according to acceptable terms and conditions, allowing the Company to successfully market its products.

Human Resources. Members of management and scientists are highly qualified individuals who are essential to the successful research and development of the Company's products. Loss of services from a large part of this group or the inability of the Company to attract highly qualified personnel could compromise the Company's growth.

Volatility of Share Price. The market price of the company's shares is subject to volatility. General market conditions as well as differences between the Company's financial, scientific and clinical results and the expectations of securities analysts covering its activities can have a significant impact on the trading price of the Company's shares.

Harbor Statement. The matters discussed in this annual report and more specifically in this management's discussion and analysis of financial condition and results of operations are, by nature, forward looking. For the reasons mentioned above and elsewhere in this annual report, as well as for other reasons, actual results could differ materially.

Management's Responsibility for Financial Reporting

The management of BioMS Medical Corp. has prepared the financial statements and all of the information in this annual report, and is responsible for the integrity and fairness of the data presented. The accounting policies followed in the preparation of these financial statements conform with Canadian generally accepted accounting principles, which recognize the necessity of relying on Management's judgment and best estimates. When alternative accounting methods exist, Management has chosen those it deems most appropriate in the circumstances. Financial information presented throughout this annual report is consistent with that in the financial statements.

To fulfill its responsibility and to ensure integrity of financial reporting, Management maintains a system of internal accounting controls. These controls, which include a comprehensive planning system and timely reporting of periodic financial information, are designed to provide reasonable assurance that the financial records are reliable and form a proper basis for the accurate preparation of financial statements.

Final responsibility for the financial statements and their presentation to shareholders rests with the Board of Directors. The Audit Committee of the Board of Directors oversees management's preparation of financial statements and financial control operations. The audit Committee meets separately with Management and the Company's independent auditors, Collins Barrow, to review the financial statements and recommend approval by the Board of Directors.

Kevin Giese
President and Chief Executive Officer

Don Kimak
Chief Financial Officer


SEC MAIL
PROCESSING
JUN 11 2003
WASH. D.C.
155
SECTION

RENEWAL ANNUAL INFORMATION FORM

BIOMS MEDICAL CORP.
(the "Corporation")

BIOMS
MEDICAL™

FOR THE FISCAL YEAR ENDED
DECEMBER 31, 2002

May 20, 2003

TABLE OF CONTENTS

ITEM 2 CORPORATE STRUCTURE

2.1 Name and Incorporation

The Corporation was incorporated pursuant to the provisions of the *Company Act* (British Columbia) on December 15, 1998 under the name "576693 BC Ltd.". The Corporation changed its name to "EPS Capital Corp." on February 9, 2000 and to BioMS Medical Corp. on July 30, 2001. The Corporation was continued to the Province of Alberta on July 31, 2001 and the Corporation is now governed by the *Business Corporations Act* (Alberta). The head office of the Corporation is located at Suite 6030 – 88th Street, Edmonton, Alberta T6E 6G4. The registered office of the Corporation is located at 3200 Manulife Place, 10180 – 101 Street, Edmonton, Alberta T5J 3W8.

2.2 Intercorporate Relationships

The Corporation has two (2) subsidiaries: Rycor Technology Investments Corp. ("Rycor") and Rycor Corp. ("Subco").

Rycor was incorporated under the laws of the Province of Alberta on December 31, 1998 under the name 812867 Alberta Ltd., and changed its name to Rycor Technology Investments Corp. on January 19, 2000. Rycor's principal business office is located at 6030 – 88th Street, Edmonton, Alberta T6E 6G4, and its registered office is located at 3200 Manulife Place, 10180 – 101 Street, Edmonton, Alberta T5J 3W8. All of the issued and outstanding common shares of Rycor are owned by the Corporation.

Subco was incorporated under the laws of the Province of Alberta on September 30, 1994 under the name 625813 Alberta Ltd. Subco changed its name to Rycor Corp. on May 11, 1999. Subco subsequently changed its name to 625813 Alberta Ltd. on September 30, 1999 and then changed its name back to Rycor Corp. on September 22, 2000. All of the issued and outstanding common shares of Subco are owned by Rycor.

The corporate structure of the Corporation and its subsidiaries is as follows:


BioMS Medical Corp.
(continued under the laws of the Province of Alberta)
100%
Rycor Technology Investments Corp.
(incorporated under the laws of the
Province of Alberta)
100%
Rycor Corp.
(incorporated under the laws of the
Province of Alberta)

ITEM 3 GENERAL DEVELOPMENT OF THE BUSINESS

3.1 History and Acquisitions

Pursuant to a prospectus dated November 30, 2000, the Corporation completed an initial public offering of 1,300,000 Class A common shares (the "Common Shares") at a price of $0.20 per share for gross proceeds of $260,000. The Common Shares were listed and posted for trading on the TSX Venture Exchange (the "TSX-V") on March 21, 2001.

The Corporation was classified as a capital pool company ("CPC") pursuant to the policies of the TSX-V. As such, its principal business was to identify and evaluate opportunities for the acquisition of an interest in assets or businesses and, once identified and evaluated, to negotiate acquisition or participation, subject to receipt of shareholder approval and acceptance by the TSX-V. As a CPC, the Corporation was required to complete a "Qualifying Transaction" as such term is defined in TSX-V Listings Policy 2.4 within 18 months of the date of listing on the TSX-V. The operations and activities of the Corporation principally consisted of engaging in discussions and negotiations for the purpose of identifying and evaluating potential acquisitions of interests in commercially viable businesses or assets with a view to completing a Qualifying Transaction and entering into an acquisition agreement.

The Corporation and Rycor entered into an agreement dated as of April 24, 2001 (the "Acquisition Agreement") which provided for the combination of their respective businesses, assets and operations through an offer to purchase by the Corporation, pursuant to a securities exchange take-over bid circular, all issued and outstanding securities in the capital of Rycor (the "Qualifying Transaction").

The shareholders of the Corporation approved the Qualifying Transaction at the shareholders meeting held on June 22, 2001, the CDNX accepted the Qualifying Transaction for filing on July 27, 2001 and the Qualifying Transaction closed on August 1, 2001.

On October 23, 2001, the Corporation completed a public offering of 3,300,000 units (the "Units") at a price of $2.50 per Unit, pursuant to a prospectus dated August 29, 2001. Each Unit is comprised of one Common Share and one-half of one common share purchase warrant (the "Offering Warrants"). Each whole Offering Warrant entitles the holder to purchase one Common Share until October 22, 2003 (two years from the closing of the Offering) at a price of $5.80 per share. The Offering Price was determined by negotiation between the Corporation and Yorkton Securities Inc. ("Yorkton"), who acted as the agent for the Offering.

On August 1, 2001, the Corporation completed the acquisition of all of the issued and outstanding securities in the capital of Rycor in consideration for the issuance of 38,431,289 Common Shares (the "QT Shares") and 6,810,163 non-transferable share purchase warrants (the "BioMS Warrants") to the securityholders of Rycor. Each BioMS Warrant entitled the holder to purchase one Common Share at a price of $4.00 per Common Share until 4:30 p.m.(Edmonton time) on December 31, 2002.

Of the 38,431,289 QT Shares, 21,000,000 Common Shares (the "Pooled Shares") are subject to the Pooling Agreement described below.

The Qualifying Transaction was a "Related Party Transaction" as defined in TSX-V Policy 1.1 ("Policy 1.1") in that Clifford D. Giese and Kevin A. Giese are directors and officers of both the Corporation and Rycor and were securityholders of both the Corporation and Rycor. Additionally, Patrick W. Kelly and Ronald E. Ticknor were directors of the Corporation and securityholders of Rycor. Accordingly, the Corporation appointed an independent committee of directors consisting of Michael P. Kennedy and Robert K. O'Toole to negotiate the LOI and Acquisition Agreement. The Corporation retained Deloitte &

Touche LLP to prepare an opinion on the fair market value of all of the issued and outstanding shares of Rycor.

On August 21, 2002, the Common Shares were delisted from the TSX-V and were listed and posted for trading on the Toronto Stock Exchange (the "TSE") under the trading symbol "MS".

MBP8298

The Corporation, through Rycor, has obtained an exclusive worldwide license to new medical technology developed at the Multiple Sclerosis Patient Care and Research Clinic at the University of Alberta for the treatment of chronic progressive multiple sclerosis. The technology is a synthetic myelin basic protein peptide comprised of 17 amino acids and is named MBP8298 ("MBP8298" or the "Peptide"). A peptide is a compound consisting of 2 or more amino acids linked together through peptide bonds. MBP8298 is intravenously injected into multiple sclerosis patients as a therapeutic treatment.

Pursuant to an agreement dated December 14, 2000 (the "Master Agreement") between Rycor, The Governors of the University of Alberta (the "U of A Governors"), Dr. Kenneth G. Warren, Ms. Ingrid Catz, Subco, Clifford D. Giese, Kevin A. Giese, Robin Giese (an associate of Clifford D. Giese), Judy Giese (an associate of Kevin A. Giese), Corrie Giese-King, Ryan Giese, Ronald E. Ticknor and Janet Ticknor (an associate of Ronald E. Ticknor), the parties agreed to terminate an agreement (the "Licensing Income Agreement") dated June 24, 1999, pursuant to which they had agreed, among other things, to a distribution of the profits from any licensing of MBP8298. Clifford D. Giese, Kevin A. Giese, Robin Giese, Judy Giese, Corrie Giese-King, Ryan Giese, Ronald E. Ticknor and Janet Ticknor are hereinafter collectively referred to as the "Subco Shareholders". Dr. Warren and Ms. Catz are collectively referred to as the "Inventors". Pursuant to the Master Agreement, Rycor, Subco, the U of A Governors, the Inventors and the Subco Shareholders entered into the following agreements:

1. License agreement (the "MBP8298 License Agreement") dated December 14, 2000 pursuant to which the University of Alberta granted Rycor an exclusive worldwide license to make, use, sell and sub-license MBP8298 and to manufacture, use, distribute and sell products derived from MBP8298 in consideration for the sum of $5,900,000 plus GST and the issuance of 18,123,225 common shares of Rycor (the "Rycor Shares"). Pursuant to the MBP8298 License Agreement, Rycor also agreed to fund the operating expenses of the Multiple Sclerosis Patient Care and Research Clinic at the University of Alberta (the "Research Clinic") in the amount of at least $300,000 for each of the years 2001 and 2002. The MBP8298 License Agreement has an initial term of 12 years commencing December 14, 2000 with automatic renewals for successive 10-year terms, to a maximum of 10 such renewal terms. If Rycor obtains full marketing regulatory approval in at least one jurisdiction in the world for the use of all or any part of MBP8298, Rycor can require the University of Alberta to transfer all of its right, title, estate and interest in MBP8298 to Rycor for no further consideration. The University of Alberta may terminate the MBP8298 License Agreement if Rycor fails to obtain regulatory approval for the use of all or any part of MBP8298 in any jurisdiction in the world within 12 years from December 14, 2000, provided that the University of Alberta pays to Rycor the fair market value of MBP8298 at that time. The consideration payable to the University of Alberta under the MBP8298 License Agreement was determined by arm's length negotiations between the University of Alberta and Rycor.

2. Contracted research agreement (the "Contracted Research Agreement") dated December 14, 2000 between Rycor and the U of A Governors pursuant to which the University of Alberta, as an independent contractor, agreed to carry out research in respect of MBP8298 and, in particular to continue with Phase II testing, analysis, publishing and reporting of data through the Research Clinic, in consideration for the sum of $600,000 which has been paid.

3. Supplemental professional activities agreement (the "Supplemental Professional Activities Agreement") dated December 14, 2000 between Rycor, the U of A Governors and the Inventors pursuant to which the Inventors agreed to continue to work towards advancing MBP8298 for so long as adequate funding was extended under the Contracted Research Agreement. The term of the Supplemental Professional Activities Agreement is the lesser of five years from December 14, 2000 or the time needed to obtain regulatory market approval for the use of the Peptide on humans in Canada, provided the Inventors or either of them is still employed by the University of Alberta but in any event not less than two years from December 14, 2000.

4. Voluntary pooling agreement (the "Pooling Agreement") dated for reference March 1, 2001 between Rycor, Reynolds Mirth Richards & Farmer, Barristers and Solicitors, the U of A Governors and the Subco Shareholders pursuant to which the parties agreed to place in pool a total of 21,000,000 common shares (the "Pooled Shares") of the Corporation which were issued on completion of the Qualifying Transaction. While held in pool, the Pooled Shares may not be sold, assigned, transferred, disposed of or encumbered in any manner whatsoever. The Pooled Shares will be released from pool on July 27, 2002 provided that, if at July 27, 2002, the Corporation has not obtained approval ("Regulatory Approval") from the appropriate regulatory body in Canada to commence, on humans, Phase III clinical studies in Canada utilizing MBP8298, the one-year period shall automatically be extended for additional consecutive 30-day periods until Regulatory Approval is obtained, to a maximum of 12 such additional 30-day periods.

5. Share purchase and sale agreement (the "Share Purchase and Sale Agreement") dated March 1, 2001 between Rycor and the Subco Shareholders. Pursuant to the Share Purchase and Sale Agreement, which was non-arm's length, the Subco Shareholders sold to Rycor all of the issued shares of Subco and all of the shareholders' loans owed to them by Subco in consideration for an aggregate of 2,876,775 Rycor Shares and $600,000 as follows:

Name	Number of Rycor Shares	Cash Consideration
Clifford D. Giese	871,136	$180,000
Robin Giese	567,251	120,000
Kevin A. Giese	435,568	90,000
Judy Giese	283,626	60,000
Ryan Giese	141,813	30,000
Corrie Giese-King	141,813	30,000
Ronald E. Ticknor	293,755	60,000
Janet Ticknor	141,813	30,000
TOTAL:	2,876,775	$600,000

Subco had previously obtained the right to receive 10% of the income derived from licensing of MBP8298 pursuant to the Licensing Income Agreement. Pursuant to the Licensing Income Agreement, Subco committed to advance up to $1,000,000 to further develop MBP8298 (of which Subco expended approximately $208,000) in consideration for such rights, which commitment expired on termination of the Licensing Income Agreement.

Pursuant to an agreement (the "AutoImmune License Agreement") dated August 1, 2000 between Rycor and AutoImmune Inc. ("AutoImmune") of Pasadena, California, Rycor obtained an exclusive worldwide license to certain patents owned by AutoImmune (the "AutoImmune Patents"). The AutoImmune Patents cover claims which may be related to MBP8298. As consideration for the AutoImmune License, Rycor is required to make certain periodic cash payments to AutoImmune and pay certain royalties to AutoImmune on an escalating scale based on net sales.

HYC750

The Corporation has, on a non-arm's length basis, also obtained an exclusive worldwide license to technology ("HYC750") from the University of Alberta which involves a method for mobilizing hematopoetic cells in humans. (The University of Alberta holds in excess of 10% of the issued and outstanding common shares of the Corporation.) HYC750 is based on hyaluronic acid, a naturally occurring and vital component in the connective tissue of humans. Hyaluronic acid is currently used, in various forms, in a large number of commercially available products for applications such as ophthalmologic surgery, rheumatoid arthritis treatment, joint mobilization, wound healing and as a carrier matrix for cells and drugs. In those applications, hyaluronic acid has been shown to be very safe. HYC750 has a number of potential uses; however, the current focus of the Corporation is on its use as a treatment for cancer.

Pursuant to the terms of the license agreement (the "HA License Agreement") dated September 25, 2002 between the Corporation and the University of Alberta, the Corporation is required to make an initial license fee payment to the University of Alberta of $100,000 upon the Corporation and the University of Alberta entering into a clinical research program agreement to conduct a human clinical trial utilizing the HYC750. The human clinical trial is estimated to cost approximately $250,000. If that trial were to be successful, the HA License Agreement contemplates the Corporation conducting a second trial. Upon the Corporation enrolling patients in a phase III clinical trial, the Corporation will be required to pay the University of Alberta a further $400,000. Royalties on an escalating scale basis based on net sales would also be payable to the University of Alberta upon commercialization of any product utilizing HYC750.

In connection with the HA License Agreement, the Corporation has entered into medical/scientific consulting agreements with Dr. Linda Pilarski, Ph.D., Dr. Andrew Belch, M.D. and Dr. Tony Reiman, M.D., all of the Department of Oncology, University of Alberta, Cross Cancer Institute.

ITEM 4 NARRATIVE DESCRIPTION OF THE BUSINESS

4.1 General

MBP8298

MBP8298 is based upon over 25 years of research at the University of Alberta by the Inventors. To date, the Inventors have completed certain pre-clinical studies, as well as Phase I and Phases II human clinical trials in Canada. A Phase II human clinical trial was conducted in Canada over a period of approximately four years. All of the data from the trail has now been collected and processed for submission to peer review journals. The Corporation is currently consulting with experienced clinical trial investigators in designing a plan for either Phase IIB or Phase III human clinical trials in Canada. Any such trials would be subject to regulatory approval.

HYC750

HYC750 is based upon discoveries made by Dr. Linda Pilarski, Ph.D., Professor of Oncology at the University of Alberta and senior scientist at the Cross Cancer Institute (Alberta Cancer Board). HYC750 is the subject of one patent, with several more patents pending and has undergone pre-clinical testing and animal toxicology studies, as well as one preliminary human clinical trial. The Corporation intends to conduct a Phase I clinical trial in Canada to evaluate the safety and potential efficacy of HYC750 to mobilize stem cells and neutrophils for the treatment of cancer therapy-related side effects. Any such trial is subject to regulatory approval.

4.2 Therapeutic Market

MBP8298

There are basically 2 types of multiple sclerosis: relapsing remitting and chronic progressive. Relapsing remitting multiple sclerosis occurs in about 50% of multiple sclerosis patients, and is characterized by periods of disease attack ("relapses") followed by periods of patient remission. Chronic progressive multiple sclerosis occurs in the other 50% of multiple sclerosis patients, and is characterized by a steady progression of disease attack and clinical symptom decline.

The chronic progressive multiple sclerosis market segment is further made up of two sub-segments: primary progressive and secondary progressive. Primary progressive patients represent 5 to 10% of the total multiple sclerosis population; these patients experience steady disease progression from the beginning of their disease activity. Secondary progressive patients represent about 40 to 45% of the total multiple sclerosis population; these patients start off as relapsing remitting patients (who face periods of disease attack followed by remission), but then switch to the progressive disease state where they come under steady attack:


MULTIPLE SCLEROSIS
RELAPSING REMITTING
50%
CHRONIC PROGRESSIVE
50%
PRIMARY
PROGRESSIVE
5 to10%
SECONDARY
PROGRESSIVE
40 to 45%

There are an estimated 2.5 million multiple sclerosis sufferers worldwide. Estimates of the incidence of multiple sclerosis in North America are as follows:

Country	**Total Multiple Sclerosis Population**
United States	350,000 - 400,000
Canada	50,000 - 60,000

MBP8298 is targeted at chronic progressive multiple sclerosis patients, which comprise approximately 50% of the population. *[Sources: Biogen, Schering, Serono, The World of Multiple Sclerosis, Multiple Sclerosis Network, and Multiple Sclerosis Society of Canada websites.]*

HYC750

Initial research has shown that HYC750 has the potential to be a more effective, safer and affordable alternative to current commercially available stem cell and neutrophil mobilization products for the treatment of cancer therapy related side-effects. Current therapies have been limited in their effectiveness due to prohibitive costs and unwanted, occasionally severe, side effects.

4.3 Regulatory Requirements

Regulations imposed by government authorities in Canada, the U.S. and other countries are a significant factor in the conduct of research, development, manufacturing and eventual marketing activities for the Corporation's proposed products. In Canada, these activities are regulated through enforcement by the Canadian federal authorities of the *Food and Drug Act* (Canada) and the regulations thereunder. In the United States, drugs are regulated by the Food and Drug Administration ("FDA") and in Europe by federal agencies or by the European Medicines Evaluation Agency ("EMEA"). Regulatory authorities in Canada, the United States and Europe enforce regulatory processes which are similar in scope in that they require researchers to establish the safety, efficiency and quality of the drug before it is used in clinical studies or is marketed.

4.4 Pre-clinical Studies

The purpose of pre-clinical studies is to determine the safety, dosage, and pharmacological parameters of a new drug by administering it to animals before administering the drug to humans. These studies involve extensive testing on laboratory animals to determine if a potential therapeutic product has utility in an *in vivo* disease model and has any toxic effects. Prior to conducting clinical studies on human subjects, an Investigational New Drug ("IND") submission must be made to the Therapeutic Products Program ("TPP") of Health Canada. The data collected during pre-clinical studies are presented in the form of an IND submission to the TPP. In Canada, IND submissions currently follow a 60-day default system of review, where the study may start 60 days after submission of the IND unless otherwise notified by the reviewing authority.

4.5 Clinical Trials

The duration of the clinical trials and number of subjects required to meet the requirements of the various government agencies vary with, among other things, the disease studied, the seriousness of the side effects, and the nature of the proposed treatment.

Phase I Clinical Studies – Phase I clinical studies are commonly performed in healthy volunteers or, more rarely when the therapeutic agent is relatively toxic, in selected patients with the serious or fatal disease or disorder. The objective of these studies is to investigate the safety of the treatment, the dose and dosage regimen, as well as pharmacokinetic and pharmacodynamic information. Pharmacologic parameters such as the rates of absorption, distribution, metabolism and excretion of the drug are investigated in Phase I clinical studies.

Phase II Clinical Studies – In Phase II clinical studies, further evidence is sought regarding the pharmacological effects of the drug and the desired therapeutic efficacy in patients with the targeted disease. At this stage, efforts are made to evaluate the effects of various dosages and to establish an optimal dosage level and dosage schedule. Additional safety data is also to be gathered from these studies.

Phase IIB Clinical Studies (also called Phase II/III) – In Phase IIB studies, undertaken for serious or fatal diseases for which there is no adequate treatment, an accelerated approval of the product for commercial sale is possible, conditional upon the completion of subsequent Phase III trials. Phase IIB studies incorporate certain design and control features of both Phase II and III studies. If data collected from Phase IIB trials are statistically significant, authorization for accelerated approval may be sought from the appropriate regulatory authorities.

Phase III Clinical Studies – Phase III clinical studies consist of expanded large-scale studies of patients with the targeted disease or disorder and are designed to obtain definitive statistical evidence of the efficacy and safety of the drug or therapeutic agent in comparisons with standard therapy.

The TPP, FDA or the EMEA may interrupt clinical studies at any stage if the drug has a clear efficacy advantage or, alternatively, if the health of the subjects is threatened or the side effects are not compensated for by the drug's benefits.

Prior to initiating these studies, the organization supporting the program is required to satisfy a number of requirements by means of submission of documentation to support the approval for a clinical trial.

4.6 The Submission Review Process

The regulatory process for authorization to sell a drug product includes the submission of satisfactory pre-clinical studies, suitable manufacturing and quality control information, and definitive evidence of safety and efficacy of the drug from clinical trials.

Drug manufacturing must comply with the Current Good Manufacturing Practice (the "CGMP"), a quality standard to ensure the control of production activities, raw material procurement, compliant management, product recalls, and labelling material. In addition to these standards, which are common to all drugs, manufacturers of biopharmaceutical products must demonstrate that their drug production is consistent from one lot to the next.

Following completion of Phase III clinical studies, the compiled results of all clinical trials, information concerning the product and its composition, synthesis, manufacture, quality control, packaging and labelling are submitted to a federal drug regulatory agency for the purpose of obtaining product marketing approval. This application is known as a New Drug Application in the U.S. and a New Drug Submission in Canada. The review process generally takes one to two years, except for cancer and AIDS treatments which have recently been approved within 12 months. Government authorities may then require Phase IV studies to be performed after the product is marketed to assess its long term effects. Once marketing approval is granted, the product is approved for commercial sale within its regulatory jurisdiction.

4.7 Products

MBP8298

MBP8298 is intended as a therapeutic for chronic progressive multiple sclerosis patients. It is commonly accepted in the medical community that chronic progressive multiple sclerosis is an autoimmune disease whereby the myelin basic protein (the "MBP") in the nerve's myelin sheath (the nerve's protective coating) is attacked by the disease. In the course of their studies, the Inventors have discovered that in chronic progressive multiple sclerosis, disease attack results in increased antibodies to the MBP in the cerebrospinal fluid. They further discovered that in a significant number of chronic progressive multiple sclerosis patients, the body attacks a specific amino acid sequence "peptide" in the MBP and intravenous injection of the Peptide in synthetic form can, in certain circumstances, down-regulate the antibody production in a number of chronic progressive multiple sclerosis patients by inducing a positive immune response.

To date, MBP8298 has been administered to over 100 multiple sclerosis patients in Canada with no clinically untoward side effects reported.

A Phase I human clinical trial was conducted at the University of Alberta involving a group of 41 patients who received the Peptide over the course of a 2-year period. The published results of the study indicate that the Peptide had put 61% of the patients into remission, as defined by the suppression of the MBP antibodies in the cerebrospinal fluid into the normal range.

Phase II human clinical trials were completed on May 31, 2001. Phase II was a placebo-controlled double-blind human clinical trial which involved the intravenous injection of the Peptide. Patients had levels of their anti-Myelin Basic Protein ("anti-MBP" antibodies in the cerebrospinal fluid measured, and were assessed as to clinical progression (or "decline") by such standard measures as the Expanded Disability Status Score ("EDSS") and the 22 meter Timed Walk. The trial was designed to identify a group of MS patients who showed complete or partial suppression of anti-MBP antibodies following injections of MBP8298, and to determine if injection of the Peptide is associated with any clinical stabilization.

The preliminary results indicate:

?? A high percentage of patients had complete or partial anti-MBP suppression after receiving intravenous injections of MBP8298 confirming the results of the Phase I study.

?? Three times more patients who received MBP8298 and showed complete or partial anti-MBP suppression also showed some clinical stabilization as measured by the EDSS and the 22m Timed Walk, when compared to the placebo group.

?? No clinically relevant peptide-related side effects were observed.

HYC750

HYC750 is intended to be a more effective, safer and affordable alternative to current commercially available stem cell and neutrophil mobilization products. HYC750 is based on hyaluronic acid, a naturally occurring and vital component in the connective tissue of humans. Hyaluronic acid is currently used, in various forms, in a large number of commercially available products for applications such as ophthalmologic surgery, rheumatoid arthritis treatment, joint mobilization, wound healing, and as a carrier matrix for cells and drugs. In these applications, hyaluronic acid has been shown to be very safe.

Efficient mobilization of hematopoetic cells such as stem cells and neutrophils is important in the treatment of various types of cancer and other life threatening diseases. Stem cells are found in the bone marrow where they produce red blood cells (for oxygen transportation) and white blood cells (which are the basis for the immune system).

For certain types of cancer, such as acute myelomic leukemia, treating the patient with strong chemotherapy agents can result in the destruction of stem cells. To avoid this, a common treatment regimen involves mobilizing stem cells out of the bone marrow into the blood stream, where they are harvested prior to chemotherapy. After chemotherapy, these harvested stem cells are reintroduced into the blood where they migrate back to the bone marrow and once again start producing blood cells.

Generation of neutrophils is also important as an adjunct treatment for many cancers. Neutrophils are part of the first line of defense of the immune system, but also are among the first to be destroyed by many common forms of chemotherapy treatment, leading to a weakened immune system. Stimulating the generation of additional neutrophils can help overcome this unwanted effect.

4.8 Business Strategy

The Corporation's business objective is to develop MBP8298 and HYC750 (collectively, the "Technologies") in an effective and timely manner to the stage where they are commercially viable products.

In order to commence either a Phase IIB and Phase III human clinical trial of MBP8298 in Canada, the Corporation must organize and fund:

1. completion of certain pre-clinical animal studies and quality assurance testing in respect of MBP8298;

2. ordering of the Peptide from a third party manufacturer and contract with a third party company to package the Peptide;

3. completion of the design of the or Phase IIB or Phase III clinical trials with third party scientific investigators and consultants and submission to the regulatory authorities for approval of the clinical trial; and

4. development of certain clinical trials monitoring boards and contracting with a clinical research organization to administer the clinical trials.

Based on the information currently available to the Corporation, the estimated cost to complete pre-clinical animal testing, quality assurance testing and either a Phase IIB or Phase III human clinical trial of MBP8298 in Canada is approximately $19 million; however, if the Corporation is required to increase the scope of the pre-clinical animal studies, quality assurance testing or the size and length of the Phase IIB or Phase III human clinical trial in Canada additional funds would be required. In order to expand the Phase IIB or Phase III human clinical trial to the United States or Europe, the Corporation would require additional financing and regulatory approvals from the FDA in the United States and the EMEA in Europe.

To date, the Corporation has expended approximately $1,650,000 towards the pre-clinical animal studies referred to above, quality assurance testing and the next phases of human clinical trials, primarily on the purchase of MBP8298.

The Corporation plans to conduct a phase I human clinical trial to evaluate the safety and potential efficacy of HYC750.

The Corporation anticipates that regulatory filings for approval of the trial will be made by the third quarter of 2003, and that the proposed trial will be approximately one year in length. The trial is expected to cost $1,000,000 and will be funded with cash the Corporation currently has on hand.

At this time, the Corporation does not intend to become a fully-integrated pharmaceutical company with substantial in-house research and development, marketing or manufacturing capabilities. The Corporation intends to partner or joint venture with larger pharmaceutical companies that have existing and relevant marketing capability for its products. It is anticipated that future clinical development of the Corporation's products outside Canada would generally occur in conjunction with a strategic partner or partners, who would contribute expertise and financial assistance to the development of the products. In exchange for certain product rights and commitments to market the Corporation's products, the strategic partners will be expected to share in gross proceeds from the sale of the Corporation's products. The proceeds generated from partnering or joint venturing projects are expected to be distributed on the basis of relative risk taken and resources contributed by each party to the partnership or joint venture.

4.9 Employees and Third Party Collaborations

As of December 31, 2002 the Corporation had two (2) employees.

In order to minimize its overhead expenses, the Corporation conducts research and project development work through various third parties engaged on a contractual basis. Pursuant to the Contracted Research Agreement and the Supplemental Professional Activities Agreement, respectively, the Corporation has contracted with the University of Alberta to conduct research in respect of MBP8298, and with the Inventors to provide certain research and medical advisory services to the Corporation. In addition, pursuant to an agreement dated October 30, 2000, the Corporation has retained Randy Stroud Consulting (AB) Ltd. of Toronto, Ontario to provide project management services in respect of the preparation for and completion of certain regulatory submissions in respect of MBP8298.

Pursuant to an agreement dated March 2, 2002, the Corporation retained Mr. Richard Brown to assist in management of the next phase of clinical trials for both MPB8289 and HYC750 and to assist generally in developing corporate strategy.

Pursuant to an agreement dated November 24, 2000 the Corporation has retained Cantox Health Sciences Inc. of Mississauga, Ontario, to design and implement pre-clinical animal and laboratory studies in respect of MBP8298.

The Corporation has retained Endpoint Research Ltd. of Toronto, Ontario to manage the next stage of clinical trials.

As the Corporation does not have facilities to manufacture biological compounds or the final dosage form of its product for human use, it's current business strategy is to outsource these services from third party manufacturers. MBP8298 is readily manufactured. There is more than one potential supplier of these manufacturing services on a world wide basis and the manufacturers' production is scalable to commercial levels.

The Corporation entered into agreements dated September 25, 2002 with Dr. Linda Pilarski, Ph.D., Dr. Andrew Belch, M.D. and Dr. Tony Reiman, M.D., all of the Department of Oncology, University of Alberta, Cross Cancer Institute, to provide certain research and medical and scientific advisory services to the Corporation in connection with HYC750.

Pursuant to an agreement effective as of December 15, 2002, the Corporation retained Mr. Ladislav Ferenczi to provide statistical analysis of trial data and be responsible for statistical sections of new clinical protocols, assist in validation and other statistical and data analysis work.

Pursuant to an agreement dated February 10, 2003, the Corporation retained Mr. Mark Krantz to provide consulting services in respect of immunology, chemistry and technology development, including the preparation of and making presentations to other corporate and regulatory bodies.

4.10 Intellectual Property

The University of Alberta has a comprehensive patent protection policy in place.

MBP8298 has three patent streams (each involving different claims). The patent portfolio covers the use of MBP8298 for the treatment of multiple sclerosis.

As at the date of this Annual Information Form, the University of Alberta has received 31 patents for MBP8298 in 23 countries worldwide: 3 patents issued in the United States; 4 patents in New Zealand; 2 in each of the Russian Federation and Australia; and one patent in each of the United Kingdom, Belgium, Ireland, Italy, the Netherlands, Sweden, Switzerland, Spain, Hungary, Poland, Slovakia, Canada, Austria, Denmark, Germany, France, Luxembourg, Norway Romania and the European Patent Office (EPO). Patents are pending in another 5 countries.

As at the date of this Annual Information Form, the University of Alberta has received one patent for HYC750 in Canada. The patent covers the method of injection of HYC750.

In addition, Rycor has entered into the AutoImmune License Agreement. The relevant issued patents will expire between 2012 and 2018, depending on the jurisdiction.

4.11 Competition

MBP8298

There are currently few therapeutic products on the market for the treatment of the target chronic progressive multiple sclerosis patients. There is one chemotherapy product approved in the U.S. for use in chronic progressive multiple sclerosis patients, and there are several products approved for the relapsing remitting market segment (interferons and another), and the companies which own them are attempting to get them approved for the chronic progressive multiple sclerosis market segment as well. One interferon product has received market approval in Canada and the EU but not in the United States following a subsequent human clinical trial which failed to meet its primary efficacy endpoint. The Corporation believes that MBP8298 has a number of competitive advantages over these potentially competitive therapies, including:

1. a potentially higher efficacy in treating the disease;
2. not being a general immunosupressant;
3. having no negative side effects; and
4. requiring an infrequent dosing regimen.

The pharmaceutical industry is very competitive and subject to rapid and substantial technological change. There can be no assurance that development by others will not render the Corporation's product non-competitive or that the Corporation will be able to keep pace with technological developments. Competitors have developed technologies that could be the basis for competitive products.

The Corporation is aware of certain competitor programs for the development of pharmaceutical products and alternative therapies that are targeted for the treatment of chronic progressive multiple sclerosis. Certain of the Corporation's competitors are developing alternative peptide therapies for the disease. To the knowledge of Corporation's management, those therapies have either suffered from poor results in clinical trials, are now being used for the relapsing remitting type of multiple sclerosis, or are in earlier stages of clinical development. The pre-clinical research and capital costs together with the intellectual property position licensed by Rycor are also believed to provide a barrier to entry for newcomers seeking to pursue peptide-based therapies similar to that of the Corporation. The existence of products or therapies developed by these competitors, or other products or treatments of which the Corporation is not aware, or products or treatments that may be developed in the future, may adversely affect the marketability of MBP8298.

Management's analysis of the competing technologies and drug developers leads to the following conclusions:

1. There is a market opportunity in that chronic progressive multiple sclerosis patients currently lack medical treatments which are effective and free of negative side effects.
2. There are a variety of competing products used for the relapsing remitting form of multiple sclerosis or for other diseases, for which approval is being sought for use on chronic progressive multiple sclerosis patients, but which products appear to suffer from the disadvantage of limited efficacy and unwanted side effects.

3. Competing technologies using peptide therapies have either demonstrated poor results or are in earlier stages of clinical development, and face certain barriers to entry for their products.

4. Many of the other therapies and treatment methods may be complementary in effectively managing the disease.

HYC750

There are a number of products that target the same indications that HYC750 targets but with different mechanisms of action.

4.12 Product Marketing Strategy

The market for the Technologies being developed by the Corporation may be large and will require substantial sales and marketing capability. The Corporation intends to enter into one or more strategic partnerships or collaborative arrangements with a pharmaceutical company or other company with marketing and distribution expertise to address this need. If necessary, the Corporation will establish arrangements with various partners for different geographical areas. The Corporation's board has experience with the partnering process.

4.13 Risk Factors

The following trends, commitments, events or uncertainties, presently known to management and reasonably expected to have a material effect on the Corporation's business, financial condition or results of operations, should be read carefully. The risk factors described below are not the only ones that will be faced by the Corporation. Other risks and uncertainties, including those management of the Corporation does not currently consider material, may impair the Corporation's business. The risk factors discussed below may materially adversely affect the business, financial condition, operating results or cash flow of the Corporation. The order in which risk factors appear is not intended as an indication of the relative weight or importance thereof. Such information is presented as of the date hereof and is subject to change, completion or amendment without notice.

Volatility of Share Price

The price of shares of pharmaceutical companies in general tends to be volatile. Factors such as the announcement (to the public or at science conferences) of technological innovations, new commercial products, patents, the obtainment of exclusive rights by other companies, the results of clinical tests, regulations, publications, quarterly financial results, public concerns over the risks of development of new drugs, future sales of shares by the Corporation or its current shareholders, and many other elements could materially affect the price of the Corporation's Common Shares.

History of Operating Losses

To date, the Corporation has not recorded any revenues from the sale of therapeutic products. Since incorporation, the Corporation has accumulated net losses and expects such losses to continue as it commences product and clinical development and eventually seeks regulatory approval for the sale of the products derived from the Technologies. The Corporation expects to continue to incur substantial operating losses unless and until such time as product sales generate sufficient revenues to fund continuing operations. The Corporation has never paid a dividend and does not anticipate paying any dividends in the foreseeable future.

Limited Operating History

The Corporation was only recently incorporated and has not begun to market any product or generate revenues. The Corporation expects to spend a significant amount of capital to fund research and development and on further laboratory and animal studies and human clinical trials. As a result, the Corporation expects that its operating expenses will increase significantly in the near term and, consequently, it will need to generate significant revenues to become profitable. Even if the Corporation does become profitable, it may not be able to sustain or increase profitability on a quarterly or annual basis. The Corporation cannot predict when, if ever, it will be profitable. There can be no assurances that the Technologies will meet applicable regulatory standards, obtain required regulatory approvals, be capable of being produced in commercial quantities at reasonable costs, or be successfully marketed.

The Corporation will be undertaking additional laboratory and animal studies and human clinical trials on the Technologies, and there can be no assurance that the results from such studies or trials will result in a commercially viable product or will not identify unwanted side effects.

Unproven Market

The Corporation believes that the anticipated market for its potential products and technologies will continue to exist and expand. These assumptions may prove to be incorrect for a variety of reasons, including competition from other products and the degree of commercial viability of the potential product.

Lack of Manufacturing, Pharmaceutical Development and Marketing Experience

The Corporation has limited manufacturing, pharmaceutical development and marketing experience. To be successful, any product must be manufactured and packaged in commercial quantities in compliance with regulatory requirements and at acceptable costs. In order to manufacture and package any products in commercial quantities, if it elects to do so, the Corporation will need to develop its own manufacturing or packaging facilities or contract with third parties to manufacture or package such products. No assurance can be given that the Corporation will be able to make the transition to commercial production. In addition, production of any products may require raw materials for which the sources and amount of supply are limited. An inability to obtain adequate supplies of such raw materials could significantly delay the development, regulatory approval and marketing of any products.

The Corporation does not have any experience in pharmaceutical development, including the management of multi-centre clinical trials, and will be significantly reliant on third party consultants to provide the requisite advice and management. There can be no assurance that the clinical trials and product development will not encounter delays which could adversely affect prospects for the Corporation's success.

To be successful, a product must also be successfully marketed. The Corporation does not have any experience in marketing pharmaceutical products and there can be no assurance that the Corporation can market any product which may be developed in a manner which could assure its acceptance in the market place.

Need for Additional Capital and Access to Capital Markets

Although the Corporation believes that it has sufficient funds to complete additional Phase IIB or Phase III human clinical trials of MBP8298 in Canada and a Phase I human clinical trial in Canada on HYC750, unexpected or unforeseen costs may arise. Greater than anticipated amounts of capital will be required if the Corporation is required to increase the size and/or length of the next phase of clinical trials. In addition, the seeking of regulatory approval for MBP8298 and HYC750, development and protection of their respective patent portfolios and marketing of any products will also incur significant further funding.

There can be no assurance that additional funding will be available at all or on acceptable terms to permit successful commercialization of MBP8298 or HYC750 even if regulatory approval to market MBP8298 or HYC750 is obtained.

The Technologies are in the initial stages of development and will require a substantial amount of capital to complete clinical trials and obtain regulatory approvals. There is no assurance that additional funding will be available to it for further research and development of the Technologies or to fulfil the Corporations' obligations under the various license agreements. There can be no assurance that the Corporation will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further research and development on the Technologies with the possible loss of license rights to the Technologies.

Government Regulations

The manufacture and sale of human therapeutic products in Canada, the United States and other countries is governed by a variety of statutes and regulations in such countries. These laws require control of manufacturing facilities, controlled research and testing of products, government review and clearance of a submission containing manufacturing, pre-clinical and clinical data in order to obtain marketing approval based on establishing the safety and efficacy of the product for each use sought, including adherence to Good Manufacturing Practice during production and storage, and control of marketing activities, including advertising and labelling.

The Technologies will require significant development, pre-clinical and clinical testing and investment of significant funds prior to their commercialization. There can be no assurance that any commercially viable product will be developed. The process of completing clinical testing and obtaining required approvals is likely to take a number of years and require the expenditure of substantial resources. Any failure to obtain or a delay in obtaining such approvals could adversely affect the Corporation's ability to utilize the Technologies, therefore adversely affecting operations. Further, there can be no assurance that any product which is developed will prove to be safe and effective in clinical trials or receive regulatory approvals. Markets, other than the U.S. and Canada, have similar restrictions.

Conflicts of Interest

The directors and officers of the Corporation are directors and officers of other corporations. Conflicts may arise between their duties to the Corporation and their duties to such other corporations. All such conflicts will be dealt with pursuant to the provisions of the applicable corporate legislation.

Competition

Research to develop new products or methods which compete with the Corporation's technologies is expected to intensify. The pharmaceutical industry is subject to rapid and significant technological change. Currently, the Corporation has identified a number of companies developing alternative competing technologies. Furthermore, technological competition from pharmaceutical companies and universities is expected to increase. Other companies may be formed that develop products faster than the Corporation. Products used for the treatment of relapsing remitting multiple sclerosis and for other diseases may be approved for use on chronic progressive multiple sclerosis patients in a short time frame. Products may be developed that are more effective than those proposed to be developed by the Corporation.

Administration of the Pre-Clinical and Clinical Studies

The process of conducting pre-clinical studies, human clinical trial testing and the obtaining of required approvals for the Technologies is likely to take a number of years and require the expenditure of substantial resources. The amount and timing of pre-clinical studies, including animal testing, to be conducted prior to the commencement of human clinical trials is at the discretion of federal regulators, and may involve significantly more time and money than anticipated.

In addition, human clinical trials may take longer to start and complete than anticipated. In particular, there is competition from various pharmaceutical products for access to a limited number of research clinics in Canada and other countries which are qualified to participate in multi-centre human clinical trials. There can be no assurance that access to such clinics will not be delayed longer than anticipated, or obtained at all.

The animal testing and human clinical trials may result in adverse animal or patient reactions or statistically insignificant results, which may require a cessation or extension of the trials, or an increase in the number of patients enrolled in a given trial or the need to undertake ancillary testing and human trials. This may result in additional delays and expenses, cessation of the project and an adverse effect on operations.

Use of Funds

The Corporation's management will have significant discretion as to the use of the Corporation's funds. The directors of the Corporation may decide to alter their current business plan and may decide to expend the funds in a materially different manner than currently contemplated.

Shareholder Control

Some of the Corporation's existing shareholders can exert control over it, and may not make decisions that are in the best interests of all shareholders. If certain shareholders act together, they may be able to exert a significant degree of influence over the Corporation's management and affairs and over matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. In addition, this concentration of ownership may facilitate or delay or prevent a change in control of the Corporation and might affect the market price of the Common Shares, even when a change may or may not be in the best interests of all shareholders. In addition, the interests of this concentration of ownership may not always coincide with the Corporation's interests or the interests of other shareholders and accordingly, they could cause the Corporation to enter into transactions or agreements which it would not otherwise consider.

Reliance on Third Parties and Future Collaboration

The Corporation's strategy is and has been to enter into various arrangements with corporate and academic collaborators, licensors, licensees and others for research, development, clinical testing, manufacturing, marketing and commercialization of the Technologies and any resulting commercially viable product. There can be no assurance , however, that the Corporation or Rycor will be able to maintain their current collaborations or establish new collaborations on favourable terms, if at all, or that their current or future collaborative arrangements will be successful.

The Corporation currently holds a license from AutoImmune for the AutoImmune Patents. Rycor is obligated to make certain maintenance payments as well as royalty payments on the sale, if any, of products resulting from the AutoImmune Patents. There can be no assurance that the AutoImmune License will not terminate or that it will be renewed. The Corporation, through Rycor, has acquired a license to MBP8298 from the University of Alberta. The Corporation has directly acquired a license to HYC750 from the University of Alberta. Pursuant to the terms of the MBP8298 License Agreement and the HA License Agreement, Rycor or the Corporation, respectively, are obligated to exercise diligence in bringing potential products to market. There can be no assurance the MBP8298 License Agreement or the HA License Agreement will not terminate.

Attraction and Retention of Key Employees and Consultants

The Corporation depends highly upon its management staff and third party scientific and business consultants, the loss of whose services might impede the achievement of the Corporation's business objectives. In addition, the anticipated development of the Technologies will require additional expertise in research, clinical testing, regulatory approval, manufacturing and marketing which are expected to place increased demands on the Corporation's resources and management skills and reliance on outside consultants. There can be no assurance that the Corporation will be able to attract and retain such personnel and consultants on acceptable terms given the competition among numerous pharmaceutical companies, universities and other research institutions for experienced personnel. The failure to retain such personnel or consultants, or to develop or otherwise acquire the expertise could adversely affect prospects for the Corporation's success.

Licenses, Patents and Proprietary Rights

The Corporation intends to utilize certain technology which has been licensed to it or Rycor by AutoImmune and the University of Alberta. While the Corporation's and Rycor's existing license agreements are in good standing, any one of them may be terminated if there is a breach of the agreements. The Corporation and Rycor are and will be in the future, reliant on AutoImmune and the University of Alberta to ensure that the underlying patents are maintained and valid and prosecuted.

The Corporation's success will depend, in part, on the ability of the University of Alberta and AutoImmune to obtain patents, maintain trade secret protection and operate without infringement on the proprietary rights of third parties or having third parties circumvent their rights. AutoImmune and the University of Alberta are actively pursuing applications for patents in the U.S. and other countries. The patent positions of pharmaceutical firms and universities, including AutoImmune and the University of Alberta, are uncertain and involve complex legal and factual questions for which important legal principles are largely unresolved. For example, no consistent policy has emerged regarding the breadth of pharmaceutical patent claims that are granted by the United States Patent and Trademark Office or enforced by the U.S. Federal courts. In addition, the scope of the originally claimed matter in a patent application can be significantly reduced before a patent is issued. The pharmaceutical patent situation outside the U.S. is even more uncertain and is currently undergoing review and revision in many countries. The laws of certain non-U.S. countries may not protect the Corporation's or Rycor's existing or planned licensed intellectual property rights to the same extent as the laws of the United States and Canada. Thus, there can be no assurance that any of the Corporation's or Rycor's licensed patent applications or those of the University of Alberta will result in a patent grant, that the Corporation, Rycor, AutoImmune or the University of Alberta will develop additional proprietary products that are patentable, that any patents issued to the Corporation, Rycor, the Corporation, AutoImmune or the University of Alberta will provide the Corporation or Rycor with any competitive advantages, that such patents will not be challenged by any third parties, that the patents of third parties will not impede the ability of the Corporation and Rycor to do business or that third parties will not be able to circumvent the Corporation's or Rycor's licensed patents. Furthermore, there can be no assurance that others will not independently develop similar products which duplicate any of the Corporation's or Rycor's products, or, if patents are issued to the Corporation, Rycor, AutoImmune or the University of Alberta, design around the patented products developed by them.

A number of pharmaceutical companies and research and academic institutions have developed technologies, filed patent applications or received patents on various technologies that may be related to the Corporation's business. Some of these technologies, patent applications or patents may conflict with the technologies, patent applications or patents licensed or intended to be licensed by the Corporation or Rycor. Such conflict could limit the scope of the patents, if any, that AutoImmune or the University of Alberta may be able to obtain or result in the denial of the patent applications. In addition, if patents that cover the Corporation's or Rycor's activities are issued to other companies or institutions, there can be no assurance that the Corporation or Rycor would be able to obtain licenses to these patents at a reasonable cost or be able to develop or obtain alternative technology. If the Corporation or Rycor do not obtain such licenses, they could encounter delays in the introduction of products, or could find that the development, manufacture or sale of products requiring licenses is prohibited. In addition, the Corporation and Rycor could incur substantial costs in defending themselves in lawsuits brought against the Corporation or Rycor on patents they might infringe, in filing suits against others to have such patents declared invalid or in filing suits against others for infringement of the Corporation's or Rycor's licensed patents, if any. The Corporation believes that there may be significant litigation in the pharmaceutical industry regarding patent and other intellectual property rights. Such litigation may affect the Corporation's and Rycor's efforts to form collaborations, to conduct research and development, and to conduct clinical testing, manufacturing, marketing and the sale of any products under development. If the Corporation or Rycor become involved in such litigation, it could consume a substantial portion of their resources. If the outcome of any such litigation were to be adverse, the Corporation's business could be materially affected.

Since publication of discoveries in the scientific or patent literature often lag behind actual discoveries, the Corporation cannot be certain that AutoImmune or the University of Alberta was the first creator of inventions described in the pending patent applications or patents or that AutoImmune or the University of Alberta were the first to file patent applications for such inventions. Moreover, the Corporation and Rycor might have to participate in interference proceedings declared by the U.S. Patent and Trademark Office to determine priority of invention, which could result in substantial cost to the Corporation and Rycor, even if the eventual outcome were to favour the Corporation and Rycor. An adverse outcome could subject the Corporation and Rycor to significant liabilities to third parties and require the Corporation to license disputed rights from third parties or cease using MBP8298, the AutoImmune Patents or HYC750. There can be no assurance that the Corporation's or Rycor's licensed patents, if issued, would be held valid or enforceable by a court or that a competitor's technology or product would be found to infringe such patents. Furthermore, substantial costs can be incurred due to the filing of lawsuits to enforce the patent rights against apparent infringers, even if the Corporation and Rycor are successful in the lawsuits.

Dependence on Healthcare Reimbursement

The Corporation's ability to commercialize its proposed products successfully may depend in part on the extent to which reimbursement for the costs of such products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Third party payers are increasingly challenging the price of medical products, diagnostics and services. Significant uncertainty exists as to the reimbursement status of newly approved health care products, and there can be no assurance that adequate third party coverage will be available to enable the Corporation to maintain price levels sufficient to realize an appropriate return on its investment in product development.

Product Liability Claims and Uninsured Risks

The testing, marketing and sale of human pharmaceutical products involves unavoidable risks. If the Corporation succeeds in developing new pharmaceutical products, the sale of such products may expose the Corporation to potential liability resulting from the use of such products. Such liability might result from claims made directly by consumers or by regulatory agencies, pharmaceutical companies or others selling products. The Corporation does not currently have product liability insurance. The Corporation intends to obtain such insurance coverage but there can be no assurance that it will be able to obtain such insurance or, if obtained, that such insurance can be acquired in sufficient amounts to protect the Corporation against product liability or at a reasonable cost. The obligation to pay any product liability claim in excess of whatever insurance the Corporation is able to acquire, or the recall of any of its products, could have a material adverse affect on the business, financial condition and future prospects of the Corporation.

Hazardous Materials; Environmental Matters

Research and some development work in respect of the Technologies will be performed by the University of Alberta. The process involves the controlled use of potentially hazardous materials, and is subject to federal, provincial and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. To extent that it will be involved in the process, the Corporation intends that the safety procedures for handling and disposing of such materials will comply with the standards prescribed by such laws and regulations, however, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Corporation could be held liable for any damages that result and any such liability could exceed the resources of the Corporation. The Corporation is not specifically insured with respect to this liability.

Although the Corporation believes that it is in compliance in all material respects with applicable environmental laws and regulations and currently does not expect to make material capital expenditures for environmental control facilities in the near term, there can be no assurance that it will not be required to incur significant costs to comply with environmental laws and regulations in the future, or that the operations, business or assets of the Corporation will not be materially adversely affected by current or future environmental laws or regulations.

ITEM 5 SELECTED CONSOLIDATED FINANCIAL INFORMATION

5.1 Annual Information

The following table summarizes the financial operations of the Corporation for the years ended December 31, 2002, December 31, 2001 and December 31, 2000. The acquisition of all of the securities of Rycor, which was completed effective August 1, 2001, was accounted for as a reverse takeover and accordingly the financial information for the period ended December 31, 2002 includes the results of Rycor from January 1, 2001 and the results of the Corporation since August 1, 2001. Results for the year ended December 31, 2000 are those of Rycor.

	FOR THE YEARS ENDED DECEMBER 31		
	2002	**2001**	**2000**
Revenue	$542,593	$457,954	$88,947
Total Assets	$38,807,517	$42,123,059	$20,688,510
Long-Term Debt	-	-	-
Cash Dividends Declared	-	-	-
Net Income (Loss)			
Total	($7,803,047)	($4,777,262)	($464,697)
Per Share	($0.19)	($0.24)	(2)
Per Fully Diluted Share	(1)	(1)	(2)

Notes:

(1) The effect of potential exercise of options is anti-dilutive at December 31, 2002 and December 31, 2001 and is therefore not presented.

(2) Due to the application of reverse takeover accounting, earnings per share information is not considered meaningful for the year ended December 31, 2000.

5.2 Dividends

No dividends have been paid on any class of shares of the Corporation since the date of its incorporation and it is not contemplated that any dividends will be paid in the immediate or foreseeable future.

ITEM 6 MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's Discussion and Analysis relating to the consolidated financial statements for the year ended December 31, 2002, which forms part of the Corporation's 2002 Annual Report, is incorporated herein by reference and forms an integral part of this Annual Information Form. The Management's Discussion and Analysis appears on pages 10 through 12 of the 2002 Annual Report.

The following information summarizes the financial operations of the Corporation on a quarterly basis for the quarters ended September 30, 2001, December 31, 2001, March 31, 2002, June 30, 2002, September 30, 2002 and December 31, 2002. The acquisition of all of the securities of Rycor, which was completed on August 1, 2001, was accounted for as a reverse take-over. Quarterly figures for Rycor are not available prior to the date of completion of the acquisition.

	Quarters Ended					
	December 2002	**September 2002**	**June 2002**	**March 2002**	**December 2001**	**September 2001**
Total Revenue	$156,474	$145,816	$128,601	$111,702	$106,335	$102,312
Income (loss) from continuing operations	($2,517,196)	($1,763,867)	($1,607,713)	($1,914,271)	($1,271,590)	($659,907)
Basic EPS	(.06)	(.04)	(.05)	(.04)	(.07)	(.02)
Fully Diluted EPS	(1)	(1)	(1)	(1)	(1)	(1)

(1) The effects of potential exercise of options is anti-dilutive and is therefore not presented.

ITEM 7 MARKET FOR SECURITIES

The common shares of the Corporation are listed and trade under the symbol "MS" on the Toronto Stock Exchange.

ITEM 8 DIRECTORS AND OFFICERS

8.1 Name, Address, Occupation and Security Holding

The following table sets forth the name, municipality of residence and principal occupation(s) for the past 5 years of each director and officer of the Corporation.

Clifford D. Giese and Kevin A. Giese were first appointed directors of the Corporation on January 14, 1999. Laine M. Woollard was first elected as a director of the Corporation on June 22, 2001. Dr. Kjell Stenberg first was appointed as a director by the other directors on the resignation of Michael Kennedy as a director on March 14, 2002. Dr. John Wetherell was first elected as a director on June 19, 2002. Directors are elected annually or may, pursuant to section 111(1) of the *Business Corporations Act* (Alberta), be appointed by a quorum of directors to fill a vacancy among the directors, for a term expiring at the close of the next annual general meeting of shareholders.

Name and Municipality of Residence	Position(s) with Corporation	Principal Occupation and Positions During Last Five Years	Director Since
Clifford D. Giese Sherwood Park, AB	Chairman of the Board & Director	Chairman and Chief Financial Officer of the Corporation; President of Rycor Holdings Ltd.	1999
Kevin A. Giese Edmonton, AB	President, Chief Executive Officer & Director	President and Chief Executive Officer of the Corporation; President of Queensbury Ventures Inc.	1999
Laine M. Woollard Edmonton, AB	Director	Legal Counsel, Technology Commercialization, University of Alberta	2001
Dr. Kjell Stenberg Styckebruck, Sweden	Director	Chief Executive Officer, Combio A/S; formerly Senior Researcher and Manager, Astra/AstraZeneca	2002
Dr. John Wetherell Escondido, California	Director	Partner in the law firm of Pillsbury Winthrop LLP	2002
Michael Kennedy Vancouver, BC	Secretary	Partner in the law firm of Anfield Sujir Kennedy & Durno	N/A
Don Kimak Edmonton, Alberta	Chief Financial Officer	Self-employed businessman	N/A

Note:

(1) As of the date of this Annual Information Form, the directors & officers of the Corporation as a group, beneficially own, directly or indirectly, or exercise control or direction over, 3,038,654 Common Shares which represents 6.24% of the issued and outstanding Common Shares of the Corporation.

The Corporation has an audit committee, the members of which are Kevin A. Giese, Laine M. Woollard and Dr. Kjell Stenberg and a compensation committee, the members of which are Laine M. Woollard and Dr. John Wetherell.

8.2 Corporate Cease Trade Orders or Bankruptcies

None of the Directors or officers of the Corporation, or any shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation, is, or within the 10 years before the date of this AIF has been, a director or officer of any other issuer that, while that person was acting in that capacity: (a) was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days; or (b) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

8.3 Penalties or Sanctions

No director, officer or promoter of the Corporation or a shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation, has, within the 10 years prior to the date of this AIF, been subject to any penalties or sanctions imposed by a court or securities regulatory authority, or entered into any settlement agreement with a securities regulatory authority, relating to trading in securities, promotion or management of a publicly traded issuer, or theft or fraud.

8.4 Personal Bankruptcies

No director, officer or promoter of the Corporation, or a shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation, or a personal holding company of any such persons has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or officer

8.5 Conflicts of Interest

Conflicts of interest may arise as a result of the directors and officers of the Corporation also holding positions as directors and/or officers of other companies. Conflicts, if any, will be subject to the procedures and remedies under the *Business Corporations Act* (Alberta).

ITEM 9 ADDITIONAL INFORMATION

The Corporation, upon request to the Secretary of the Corporation, will provide to any person or company:

(a) when the securities of the Corporation are in the course of a distribution under a preliminary short form prospectus or a short form prospectus,

(i) one copy of the AIF of the Corporation, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF,

(ii) one copy of the comparative financial statements of the Corporation for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor and one copy of the most recent interim financial statements of the Corporation that have been filed, if any, for any period after the end of its most recently completed financial year,

(iii) one copy of the information circular of the Corporation in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared instead of that information circular, as appropriate, and

(iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under clauses (i), (ii) or (iii); or

(b) at any other time, one copy of any documents referred to in clauses (a)(i), (ii) and (iii), provided that the Corporation may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Corporation.

Additional information including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities, options to purchase securities and interests of insiders in material transactions, if applicable, is contained in the Corporation's information circular dated May 12, 2003 for its Annual General Meeting to be held on June 30, 2003. Additional financial information is provided in the Corporation's comparative financial statements for the year ended December 31, 2002.

For further information or to obtain copies of any of the above mentioned documents, please contact:

Michael Kennedy
Corporate Secretary
c/o Anfield Sujir Kennedy & Durno
Barristers and Solicitors
1600 - 609 Granville St.
Vancouver, BC V7Y 1C3